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04036823

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Veeko Int'l Holdings Ltd

*CURRENT ADDRESS

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3869 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/13/04

Annual Report 2004


04

YB

Yeebo (International Holdings) Limited

(Incorporated in Bermuda with limited liability)

CONTENTS

BOARD OF DIRECTORS

Mr. FANG Hung, Kenneth, JP
Mr. LI Kwok Wai, Frankie
Mr. TIEN Pei Chun, James, GBS, JP*
Mr. CHU Chi Wai, Allan*
Mr. LAU Yuen Sun, Adrian*

* *independent non-executive*

COMPANY SECRETARY

Mr. Lau Siu Ki, Kevin

AUDITORS

Deloitte Touche Tohmatsu

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

PRINCIPAL REGISTRAR MEMBER AND TRANSFER OFFICE

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR OF MEMBERS AND TRANSFER OFFICE

Secretaries Limited
G/F., BEA Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

PRINCIPAL BANKERS

Citibank, N.A.
47th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central
Hong Kong

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong

BNP Paribas
Hong Kong Branch
4-18/F., Central Tower
28 Queen's Road Central
Hong Kong

Liu Chong Hing Bank Limited
1/F., Western Harbour Centre
181-183 Connaught Road
Hong Kong

EXECUTIVE DIRECTORS

FANG Hung, Kenneth, JP, aged 65, is the Chairman of the Group. He holds a master degree in chemical engineering from the Massachusetts Institute of Technology. Mr. Fang is the Chairman of Fang Brothers Knitting Limited and a director of a number of private and listed companies in Hong Kong. Mr. Fang joined the Company as a Director in August 1995.

LI Kwok Wai, Frankie, aged 46, is the Chief Executive Officer of the Group and an Executive Director. He graduated from the Hong Kong University majoring in Business Management and has substantial experience in banking and corporate finance. Mr. Li is also a director of Zeppelin Capital Limited, a firm engaging in management consultancy and direct investment. Mr. Li joined the Group in November 1995.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Hon. TIEN Pei Chun, James, GBS, JP, aged 57, holds a master degree in chemical engineering from San Jose State University. Mr. Tien is the Chairman of Manhattan Holdings Limited, Managing Director of Manhattan Garments Holdings Limited and a director of a number of private companies. Mr. Tien is a Legislative Councillor representing the Hong Kong General Chamber of Commerce. He is also the Chairman of Liberal Party and Member of The Chinese People's Political Consultative Conference. Mr. Tien joined the Company as an independent non-executive Director in June 1997.

CHU Chi Wai, Allan, aged 52, has over 32 years' experience in the electronics industry. Mr. Chu joined the Company as an independent non-executive Director in August 1998.

LAU Yuen Sun, Adrian, aged 49, holds a Bachelor Degree in Commerce from the University of Windsor, Canada and has years of experience in banking and investment. Mr. Lau had worked for the National Bank of Canada as the vice president of Asia region as well as the general manager of the Hong Kong branch from September 1994 to December 1996. He had also served directorships in various listed companies in Hong Kong. Mr. Lau joined the Company as an independent non-executive Director in May 2004.

COMPANY SECRETARY

LAU Siu Ki, Kevin, aged 46, is the Company Secretary of the Group. He graduated from the Hong Kong Polytechnic and is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Society of Accountants. He has extensive experience working in or with listed companies in Hong Kong. Mr. Lau joined the Company in May 2004.

SENIOR MANAGEMENT

Rue Steel MARSHALL Jr., aged 60, is the Executive Vice President responsible for the Liquid Crystal Display ("LCD") manufacturing operations and the development and implementation of new production set up. He attended the Arizona State University in the USA studying mechanical engineering and business administration. He has over 27 years' experience in the LCD industry.

WAN Wai Tak, aged 52, is the Executive Vice President of Yeebo LCD Limited. He has over 27 years' experience in manufacturing LCD products. Mr. Wan has a bachelor's degree in electrical engineering from National Cheng Kung University in Taiwan and a master's degree in physics from Brunel University in the United Kingdom. He is a chartered physicist with membership in the Institute of Physics in the United Kingdom. Mr. Wan joined the Group in 1988.

Benny LEUNG, aged 41, is the Executive Vice President of Yeebo LCD Limited. He graduated from the Chinese University of Hong Kong majoring in Accounting. He also holds a MBA degree from Monash University, Australia. He is now an associate member of CPA Australia. He has extensive experience in operational and financial management.

Richard HUI, aged 52, is the Vice President in charge of the LCD & LCD Module ("LCM") operations in Jiangmen. He holds a bachelor degree in Accountancy and has 19 years experience in LCD industry. He held senior positions in several aspects of a former leading LCD company in areas of finance, factory administration and operations. He has also a good exposure in the Europe and USA markets for the sales and distribution of LCD and LCM products. Mr. Hui joined the Group in 2002.

HAN Yu Zhong, aged 47, is the Vice President in charge of the LCD products manufacturing operations in Dongguan. He has over 24 years' experience in the electronics industry. Mr. Han joined the Group in 1990.

Frank LEE, aged 40, is the Vice President in charge of the LCD and ITO products manufacturing operations in Jiangmen. He graduated from Hua Zhong University of Science and Technology majoring in electromechanical engineering and has over 15 years experience in vacuum film plating. He joined the Group in 1997.

Lin Tsui Ping, aged 39, is the Senior Manager of the Group responsible for the development of design, manufacturing process, production and technologies of STN products. She holds a master degree in Chemistry from National Cheng Kung University. She specializes in product development and manufacturing process and has over 12 years' experience in the development and production of LCD products. Ms. Lin joined the Group in 2003.

MA Ki Chu, Angela, aged 40, is the Senior Manager responsible for the sales and marketing. Ms. Ma joined the Group in 1997.

Hsiao Hung Shih, aged 42, is the Senior Manager of the Group principally responsible for the management of STN production lines and LCM production. Mr. Hsiao has over 6 years' experience in the production of Color STN, FSTN, STN and Module. He worked for a Taiwanese LCD factory in which he was engaged in the management and planning of production of LCD and LCM products. Mr. Hsiao joined the Company in 2003.

Veronica KOO, aged 39, is the Senior Manager in charge of production of LCD STN products. Ms. Koo has 11 years' experience in the LCD field in Malaysia, Singapore and China. Ms. Koo joined the Group in 2004.

JIA Xiu Juan, aged 41, is the Senior Manager of the Group in charge of the administration of the Dongguan operation. She has much experience in corporate finance and executive management and is a qualified accountant in the PRC. She graduated from Guang Dong Academy of Society of Social Sciences, studying the postgraduate courses and majoring in economic management. Ms. Jia joined the Group in 1999.



I would like to present the annual report of Yeebo (International Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31st March, 2004.

REVIEW OF OPERATIONS

For the year ended 31st March, 2004, the Group registered a turnover of HK$308 million. Excluding approximately HK$14 million rental income generated from the investment properties, turnover of Liquid Crystal Displays ("LCD") and other products recorded HK$294 million (2003 : HK$268 million) representing a 10% growth. Gross profit uplifted from HK$22 million to HK$37 million (excluding rental income). Taking into account of the realized and unrealized gain in investments in trading securities and the rental income from investment properties, the total profit for the year amounted to HK$54 million (2003: loss of HK$23 million).

Throughout the year, the Group operated in a highly competitive market. The outbreak of SARS between March and June of year 2003 not only cut back the demand of the customers but also crippled the Group's marketing activities. With the increase of new suppliers, the selling price of LCD products continued to be under pressure throughout the year. Nevertheless, the Group managed to increase the gross profit margin by various means. Firstly, with the full operation of the new automated production line installed in 2002, the production yield and efficiency had greatly enhanced during the year. Secondly, through innovative design and manufacturing processes, the Group had successfully introduced to the market certain LCD products with special applications with a higher value and margin than LCD products of normal applications. Thirdly, material costs were reduced as a result of our proactive effort to tighten our material control.

As reported to our shareholders in the annual report for the year ended 31st March, 2003, the Group invested during that year approximately HK$83 million in securities of Hong Kong blue chips companies and HK$191 million in acquiring a commercial property ("the Property") at a prime location in Central District in Hong Kong. These investments have proved to be worthy ones and provided significant profit contributions to the Group. The Group recorded a realized gain of approximately HK$18 million and an unrealized gain of approximately HK$23 million on the investment in trading securities for the year ended 31st March, 2004. The Property now held for long term investment purpose by the Group is providing a stable source of income. It contributed rental income of approximately HK$14 million during the year. Further, according to professional valuation, the market value of the Property increased by HK$62 million during the year.

In January 2004, the Group acquired effectively a 34.45% interest in Beijing Visionox Technology Company Limited ("Visionox"), a company based in Beijing. Worth special mentioning is that Tsinghua Holdings Company Limited, which in turn is 100% owned by the Tsinghua University Enterprise Group, holds 15.53% of Visionox. The principal activities of Visionox are development, manufacture and marketing of Organic Light Emitted Display ("OLED"). OLED is a new generation of flat panel display and is recognized as an innovation in display technology and will be widely applied in the telecommunication, audio-video and instrument devices. The Group's investment in Visionox will provide a platform for extending its future growth in color and high performance display devices.

PROSPECTS

Looking forward, the Group has well-positioned itself to face the prevailing challenges. The Group is committed to becoming a global supplier of display devices by leveraging on its strong marketing team and through continuous investment in hardware equipment and human talents. Firstly, the Group has established a strong sales force covering an extensive clientele base of over 400 customers. Together with the effort of the newly established overseas sales vehicles in the United States, Europe, Japan, Taiwan and Korea, the customer base is set to become well diversified both in terms of geographic locations and industries. Secondly, the Group has broadened the product range of LCD from Twisted Nematic ("TN") to Highly Twisted Nematic ("HTN"), Super Twisted Nematic ("STN") and LCD Module ("LCM"). In the last two fiscal years, the Group allocated considerable financial resources to upgrade its production facilities. For LCD products, the Group has installed two fully automated production lines for STN products. For LCM, the Group has enlarged its production capacity by opening a new factory in Jiangmen with additional production facilities to manufacture Chip on Glass, Chip on Board and Tape Automated Bonding ("TAB"). In terms of human resources commitment, the Group had recruited a number of experienced industrial experts in the field of STN and LCM to facilitate launching the expansion program. Being one of the major LCD suppliers in the world, the Group's position will be further strengthened by the capability to deliver a wider range of display-related products. In addition, the Group's investment in Visionox, as mentioned above, will pave the way for a more long term development of the Group in the flat panel display industry.

LIQUIDITY AND CAPITAL RESOURCES

During the year, the Group invested a total of HK$88 million for acquisitions of interests in associates and fixed assets such as plant and equipment. The above-said expenditure were mainly financed by internal operating funds and proceeds from disposal of investments in securities. As a result, its bank balances and cash decreased from HK$16 million to HK$10 million. The Group's current ratio and quick ratio were 2.2 times (2003:2.3 times) and 1.5 times (2003: 1.5 times) respectively. A sound liquidity position is consistently maintained.

As at 31st March, 2004, the Group had total assets of HK$700 million which were financed by liabilities of HK$245 million and shareholders' equity of HK$455 million.

The Group had banking facilities amounted to HK$317 million of which HK$161 million were utilized ; HK$113 million related to the acquisition of the Property and balance of HK$48 million were for working capital of the Group.

The gearing ratio, as a ratio of bank borrowings to net worth, stood at 35% at the end of the year.

The Group did not have any material exposure to fluctuation in exchange rates.

MAJOR CUSTOMERS AND SUPPLIERS

The percentage of the Group's purchases and turnover attributable to major suppliers and customers were as follows:

	2004	2003
Percentage of purchases from the Group's largest supplier	**15%**	13%
Percentage of purchases from the Group's five largest suppliers	**53%**	53%
Percentage of turnover to the Group's largest customer	**6%**	8%
Percentage of turnover to the Group's five largest customers	**19%**	28%

As a result of our customer diversification, the percentage of turnover to the Group's five largest customers to total turnover decreased as compared to 2003.

As at 31st March, 2004 none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's share capital had any beneficial interest in the Group's five largest customers and/or five largest suppliers.

EMPLOYMENT AND REMUNERATION POLICY

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to thank all staff members their dedication to the Group during the year and the Shareholders, valuable customers and suppliers for your continuous support.



Fang Hung, Kenneth
Chairman

15th July, 2004

The directors present their annual report and the audited financial statements for the year ended 31st March, 2004.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 16 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March, 2004 are set out in the consolidated income statement on page 13.

The directors now recommend the payment of a final dividend of HK1 cent per ordinary share to the shareholders on the register of members on 27th August, 2004, amounting to HK$10,435,000.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired furniture and fixtures, office equipment and plant and machinery at a cost of approximately HK$2.2 million, HK$1.3 million and HK$24.9 million, respectively. In addition, the Group acquired machinery at a cost of approximately HK$18.6 million, which was still under installation at the balance sheet date.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the investment properties of the Group during the year are set out in note 15 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Fang Hung, Kenneth
Mr. Li Kwok Wai, Frankie
Mr. Lam Kam Cheung, Kelvin (resigned on 13th May, 2004)

Independent non-executive directors:

Mr. Tien Pei Chun, James
Mr. Chu Chi Wai, Allan
Mr. Lau Yuen Sun, Adrian (appointed on 13th May, 2004)

In accordance with Clauses 86(2) and 87 of the Company's Bye-Laws, Mr. Li Kwok Wai, Frankie and Mr. Lau Yuen Sun, Adrian, retire and, being eligible, offer themselves for re-election.

DIRECTORS *(continued)*

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The independent non-executive directors have been appointed for a term subject to retirement by rotation in accordance with the Company's Bye-Laws.

DIRECTORS' INTERESTS IN SHARES

At 31st March, 2004, the interests of the directors and their associates in the shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Ordinary shares of HK$0.20 each in the Company

	Number of issued ordinary shares held			Percentage of the issued share capital of the Company		
Name of director	**Personal interest**	**Corporate interest**	**Total**	**Personal interest**	**Corporate interest**	**Total**
Mr. Fang Hung, Kenneth	20,130,000	697,692,368 *(Note)*	717,822,368	1.93%	66.86%	68.79%
Mr. Li Kwok Wai, Frankie	17,318,013	697,692,368 *(Note)*	715,010,381	1.66%	66.86%	68.52%

Note: Mr. Fang Hung, Kenneth beneficially owns 51% of Antrix Investment Limited, which owns 697,692,368 shares in the Company. Mr. Li Kwok Wai, Frankie beneficially owns the remaining 49% of Antrix Investment Limited, which owns 697,692,368 shares in the Company.

Other than as disclosed above, none of the Company's directors nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as at 31st March, 2004.

SHARE OPTIONS

Particulars of the Company's share option scheme are set out in note 32 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to section 336 of the Securities and Futures Ordinance discloses no person as having a notifiable interest in the Company's issued share capital as at 31st March, 2004.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-Laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st March, 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the independent non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Li Kwok Wai, Frankie
Chief Executive Officer

Hong Kong
15th July, 2004

Deloitte.
德勤

TO THE MEMBERS OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 13 to 48 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 15th July, 2004

Consolidated Income Statement For the year ended 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
Turnover	4 & 5	**308,187**	273,181
Cost of sales		**(257,066)**	(245,913)
Gross profit		**51,121**	27,268
Other operating income		**4,369**	7,293
Revaluation increase on investment properties	15	**608**	520
Selling and distribution expenses		**(12,607)**	(9,381)
Administrative expenses		**(24,920)**	(28,414)
Gain on disposal of investments in trading securities		**17,899**	–
Unrealised gain (loss) in investments in trading securities		**22,682**	(17,334)
Impairment loss in respect of club debentures		**–**	(500)
Profit (loss) from operations	6	**59,152**	(20,548)
Finance costs	7	**(3,376)**	(1,393)
Share of results of associates		**(819)**	–
Gain on disposal of a subsidiary	8	**–**	70
Profit (loss) before income tax		**54,957**	(21,871)
Income tax expense	11	**738**	1,191
Profit (loss) for the year		**54,219**	(23,062)
Dividend	12	**10,435**	–
Earnings (loss) per share	13		
Basic		**5.20 cents**	(2.21 cents)

Consolidated Balance Sheet As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
Non-current assets			
Property, plant and equipment	14	**152,806**	128,389
Investment properties	15	**254,900**	193,000
Deposits for acquisition of plant and equipment		**8,886**	3,328
Interests in associates	18	**39,172**	–
Club debentures	19	**1,459**	1,459
		457,223	326,176
Current assets			
Inventories	20	**77,154**	72,311
Trade and other receivables	21	**93,736**	71,216
Bills receivable		**4,604**	1,716
Investments in trading securities	22	**56,595**	65,582
Bank balances and cash		**10,270**	15,959
		242,359	226,784
Current liabilities			
Trade and other payables	23	**78,533**	52,777
Bills payable		**2,548**	987
Amount due to an associate	24	**3,917**	–
Taxation payable		**1,244**	–
Bank borrowings – due within one year	25	**22,094**	46,151
		108,336	99,915
Net current assets		**134,023**	126,869
Total assets less current liabilities		**591,246**	453,045
Non-current liabilities			
Bank borrowings – due after one year	25	**135,969**	112,755
Deferred taxation	26	**120**	635
		136,089	113,390
		455,157	339,655
Capital and reserves			
Share capital	27	**208,713**	208,713
Reserves		**246,444**	130,942
		455,157	339,655

The financial statements on pages 13 to 48 were approved and authorised for issue by the Board of Directors on 15th July, 2004:

Fang Hung, Kenneth
Director

Li Kwok Wai, Frankie
Director

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Investments in subsidiaries	*16*	**83,384**	83,384
Amounts due from subsidiaries	*17*	**289,744**	230,638
Investment in an associate	*18*	**40,000**	–
		413,128	314,022
Current assets			
Other receivables		**190**	189
Bank balances and cash		**88**	88
		278	277
Current liabilities			
Other payables		**370**	753
Amounts due to subsidiaries		**286**	286
		656	1,039
Net current liabilities		**(378)**	(762)
		412,750	313,260
Capital and reserves			
Share capital	*27*	**208,713**	208,713
Reserves	*28*	**204,037**	104,547
		412,750	313,260

Fang Hung, Kenneth
Director

Li Kwok Wai, Frankie
Director

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Translation reserve HK$'000	Retained profit (deficit) HK$'000	Total HK$'000
THE GROUP								
At 1st April, 2002								
– as originally stated	208,713	147,303	2,125	1,347	–	–	3,278	362,766
– prior period adjustment *(notes 2 & 26)*	–	–	–	–	–	–	(49)	(49)
– *as restated*	208,713	147,303	2,125	1,347	–	–	3,229	362,717
Loss for the year	–	–	–	–	–	–	(23,062)	(23,062)
At 31st March, 2003 and 1st April, 2003	208,713	147,303	2,125	1,347	–	–	(19,833)	339,655
Revaluation increase of investment properties *(note 15)*	–	–	–	–	61,292	–	–	61,292
Exchange difference arising from translation of financial statements of an associate and loss not recognised in the financial statements	–	–	–	–	–	(9)	–	(9)
Profit for the year	–	–	–	–	–	–	54,219	54,219
At 31st March, 2004	208,713	147,303	2,125	1,347	61,292	(9)	34,386	455,157

The retained profit of the Group includes deficit of HK$819,000 (2003: nil) contributed by associates of the Group as at 31st March, 2004.

The capital reserve balance of the Group represents the difference between the aggregate nominal value of the share capital of acquired subsidiaries and the aggregate nominal value of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993, and after the reclassification of the amounts related to the share premium arising from issue of shares of a subsidiary prior to the group reorganisation to capital reserve and after reserve movements at the time of the capital reduction in previous years.

Consolidated Cash Flow Statement For the year ended 31st March, 2004

	Note	2004 HK$'000	2003 HK$'000
Operating activities			
Profit (loss) from operations		**59,152**	(20,548)
Adjustments for:			
Depreciation and amortisation		**23,195**	17,423
Unrealised (gain) loss in investments in trading securities		**(22,682)**	17,334
Gain on disposal of investments in trading securities		**(17,899)**	–
Dividend income		**(1,737)**	(2,990)
Revaluation increase of investment properties		**(608)**	(520)
(Gain) loss on disposals of property, plant and equipment		**(74)**	96
Interest income		**(56)**	(1,335)
Impairment loss in club debentures		**–**	500
Operating cash flows before movements in working capital		**39,291**	9,960
(Increase) decrease in inventories		**(4,843)**	1,208
Increase in trade and other receivables		**(23,551)**	(4,453)
Increase in bills receivable		**(2,888)**	(813)
Increase in trade and other payables		**25,373**	9,068
Increase (decrease) in bills payable		**1,561**	(724)
Cash generated from operations		**34,943**	14,246
Hong Kong Profits Tax paid		**(9)**	(7)
Income tax paid in the People's Republic of China (the "PRC")		**–**	(849)
Net cash from operating activities		**34,934**	13,390
Investing activities			
Proceeds on disposal of investments in trading securities		**49,568**	–
Dividend received		**2,768**	1,574
Proceeds from disposals of property, plant and equipment		**185**	51
Interest received		**56**	1,335
Purchase of property, plant and equipment		**(47,723)**	(52,649)
Investment in an associate		**(40,000)**	–
Increase in deposits paid for acquisition of plant and equipment		**(5,558)**	(3,328)
Decrease in bank deposits held for investment purposes		**–**	164,731
Proceeds received on disposal of a subsidiary	*8*	**–**	805
Purchase of investment properties		**–**	(191,230)
Purchase of investments in trading securities		**–**	(82,916)
Net cash used in investing activities		**(40,704)**	(161,627)

	2004 HK$'000	2003 HK$'000
Financing activities		
Increase in bank loans	**11,496**	146,269
Increase in amount due to an associate	**3,917**	–
(Repayments of) increase in trust receipt loans	**(12,362)**	8,112
Interest paid	**(2,993)**	(1,393)
Net cash from financing activities	**58**	152,988
Net (decrease) increase in cash and cash equivalents	**(5,712)**	4,751
Cash and cash equivalents at beginning of the year	**15,684**	10,933
Cash and cash equivalents at end of the year, represented by	**9,972**	15,684
Being:		
Bank balances and cash	**10,270**	15,959
Bank overdrafts	**(298)**	(275)
	9,972	15,684

1. GENERAL

The Company was incorporated in Bermuda on 8th June, 1993 as an exempted company with limited liability and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Group are the manufacture and sale of liquid crystal displays ("LCDs") and investment property holding.

Details of the principal activities of the Company's principal subsidiaries are set out in note 16.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard (HKFRS) issued by the Hong Kong Society of Accountants (HKSA). The term of HKFRS is inclusive of Statements of Standard Accounting Practice (SSAPs) and Interpretations approved by the HKSA.

SSAP 12 (Revised) Income taxes

In the current year, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly. As a result of this change in policy, the opening balance of deficit at 1st April, 2003 has been increased by HK$635,000 (the retained profit at 1st April, 2002 has been reduced by HK$49,000) and the profit for the year ended 31st March, 2004 has been increased by HK$515,000 (the loss for the year ended 31st March, 2003 has been increased by HK$586,000).

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions, balances and cash flows are eliminated on consolidation.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identified assets and liabilities of an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over the useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in the net profit or loss for the period.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the costs of property, plant and equipment over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the estimated useful lives of 20 years
Furniture and fixtures	10 – 25%
Office equipment	15 – 25%
Plant and machinery	10 – 15%
Motor vehicles	10 – 20%

No provision for depreciation has been made on machinery under installation until such time as the relevant asset is completed and put into use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Club debentures

Club debentures, which are held for long-term purpose, are measured at cost as reduced by any impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that SSAP.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Rental income, including rentals invoiced in advance, from properties under operating lease is recognised on a straight-line basis over the relevant lease term.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease term.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

On consolidation, the financial statements of the subsidiaries which are denominated in currencies other than Hong Kong dollars are translated using the temporal method as the operations of the subsidiaries outside Hong Kong are dependent on the economic circumstances of the Company's reporting currency. Exchange differences arising on consolidation are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's associates are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to defined contribution retirement benefit plans, state-managed retirement benefit schemes and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

4. TURNOVER

Turnover represents the amounts received and receivable for goods sold, less returns and allowances, and rental income received and receivable during the year.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purpose, the Group was organised into three operating divisions – LCDs, investment property holding and others. These divisions are the bases on which the Group reports its primary segment information.

The principal activities of the Group are as follows:

LCDs – manufacture and sale of LCDs
Investment property holding – investment properties held under operating leases
Others – manufacture and sales of products other than LCDs

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

Segmental information about these businesses is presented below:

2004

	LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue				
External sales	277,465	–	16,231	293,696
Rental income	–	14,491	–	14,491
	277,465	14,491	16,231	308,187
Result				
Segment result	11,957	12,172	(1,135)	22,994
Dividend income				1,737
Interest income				56
Gain on disposal of investments in trading securities				17,899
Unrealised gain in investments in trading securities				22,682
Unallocated corporate expenses				(6,216)
Profit from operations				59,152
Finance costs				(3,376)
Share of results of associates				(819)
Profit before income tax				54,957
Income tax expense				(738)
Profit for the year				54,219

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

2004

Consolidated balance sheet

	LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Consolidated HK$'000
Assets				
Segment assets	332,395	254,900	15,061	602,356
Interests in associates				39,172
Unallocated corporate assets				58,054
Consolidated total assets				699,582
Liabilities				
Segment liabilities	79,522	1,664	3,812	84,998
Borrowings				158,063
Taxation payable				1,244
Deferred taxation				120
Consolidated total liabilities				244,425
Other information				
Additions to property, plant and equipment	46,900	–	823	47,723
Depreciation and amortisation	22,600	–	595	23,195
Gain on disposal of property, plant and equipment	74	–	–	74

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

2003

	LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Consolidated HK$'000 (Restated)
Segment revenue				
External sales	251,735	–	16,515	268,250
Rental income	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
Result				
Segment result	(6,727)	5,386	337	(1,004)
Dividend income				2,990
Interest income				1,335
Unrealised loss in investments in trading securities				(17,334)
Impairment loss in respect of club debentures				(500)
Unallocated corporate expenses				(6,035)
Loss from operations				(20,548)
Finance costs				(1,393)
Gain on disposal of a subsidiary				70
Loss before income tax				(21,871)
Income tax expense				(1,191)
Loss for the year				(23,062)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

2003

Consolidated balance sheet

	LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Consolidated HK$'000 (Restated)
Assets				
Segment assets	289,773	193,000	3,146	485,919
Unallocated corporate assets				67,041
Consolidated total assets				552,960
Liabilities				
Segment liabilities	51,616	1,976	172	53,764
Borrowings				158,906
Deferred taxation				635
Consolidated total liabilities				213,305
Other information				
Additions to investment properties	–	191,230	–	191,230
Additions to property, plant and equipment	52,649	–	–	52,649
Depreciation and amortisation	17,147	–	276	17,423
Loss on disposal of property, plant and equipment	96	–	–	96

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong and other regions of the PRC. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of goods or services.

	Turnover by geographical market	
	2004	2003
	HK$'000	HK$'000
Hong Kong, the PRC	**266,866**	230,455
Other regions of the PRC	**17,599**	26,545
Other countries	**23,722**	16,181
	308,187	273,181

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amount of geographical assets		Additions to property, plant and equipment	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong, the PRC	**460,337**	355,730	**602**	2,842
Other regions of the PRC	**239,245**	197,230	**47,121**	49,807
	699,582	552,960	**47,723**	52,649

6. PROFIT (LOSS) FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Profit (loss) from operations has been arrived at after charging:		
Auditors' remuneration	**600**	497
Cost of inventories recognised as expenses	**124,377**	125,726
Depreciation and amortisation	**23,195**	17,423
Loss on disposals of property, plant and equipment	**–**	96
Staff costs, including directors' emoluments *(Note 9)*	**74,000**	76,917
and after crediting:		
Dividend income from listed securities	**1,737**	2,990
Gain on disposals of property, plant and equipment	**74**	–
Interest income on bank deposits	**25**	1,335
Interest income from an associate	**31**	–

7. FINANCE COSTS

	2004 HK$'000	2003 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	**792**	388
Bank borrowings not wholly repayable within five years	**2,584**	1,005
	3,376	1,393

8. GAIN ON DISPOSAL OF A SUBSIDIARY

During the year ended 31st March, 2003, the Group recognised an additional gain of approximately HK$70,000 which represented the net liabilities, consisting of trade and other payables, of the subsidiary disposed of in 2002, at the date of disposal.

The subsidiary did not have any significant contributions to the results and cash flows of the Group for the year ended 31st March, 2003.

9. DIRECTORS' EMOLUMENTS

	2004	2003
	HK$'000	HK$'000
Fees:		
Executive directors	**–**	167
Independent non-executive directors	**200**	200
Other non-executive director	**–**	33
Other emoluments:		
Salaries and other benefits	**3,438**	3,438
Retirement benefit scheme contributions	**160**	172
Total emoluments	**3,798**	4,010

The emoluments of the directors were within the following bands:

	Number of directors	
	2004	2003
Up to HK$1,000,000	**3**	6
HK$1,000,001 to HK$1,500,000	**2**	1
HK$1,500,001 to HK$2,000,000	**–**	1

10. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2003: two) were directors of the Company whose emoluments are included in note 9 above. The emoluments of the remaining two (2003: three) individuals were as follows:

	2004	2003
	HK$'000	HK$'000
Salaries and other benefits	**1,200**	2,559
Retirement benefit scheme contributions	**60**	88
Total emoluments	**1,260**	2,647

Each of their emoluments was within HK$1,000,000 for both years.

11. INCOME TAX EXPENSE

	2004 HK$'000	2003 HK$'000
The income tax expense comprises:		
Current taxation		
Hong Kong Profits Tax	**1,253**	7
PRC income tax	**–**	598
	1,253	605
Deferred taxation *(note 26)*		
Current year	**(574)**	586
Attributable to a change in tax rate	**59**	–
	(515)	586
	738	1,191

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) on the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balance at 31st March 2004.

No provision for the PRC income tax has been made in the financial statements as the operations in the PRC incurred a tax loss for the year. The PRC income tax for the year ended 31st March, 2003 was calculated at the rate prevailing in the relevant jurisdiction.

Details of deferred taxation are set out in note 26.

11. INCOME TAX EXPENSE *(continued)*

The income tax expense for the year can be reconciled to the profit (loss) before income tax per the income statement as follows:

	2004		2003	
	HK$'000	**%**	HK$'000	%
Profit (loss) before income tax	**54,957**		(21,871)	
Tax at Hong Kong Profits Tax rate of 17.5% (2003: 16%)	**9,618**	**17.5**	(3,499)	16.0
Tax effect of share of results of associates	**143**	**0.2**	–	–
Tax effect of tax losses not recognised	**100**	**0.2**	5,595	(25.6)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(2,331)**	**(4.2)**	(1,319)	6.0
Utilisation of tax losses previously not recognised	**(6,446)**	**(11.7)**	(7)	–
Tax effect of income not taxable for tax purpose	**(487)**	**(0.9)**	(528)	2.4
Tax effect of expenses that are not deductible for tax purpose	**82**	**0.1**	949	(4.3)
Increase in opening deferred tax liability resulting from an increase in Hong Kong Profits Tax rate	**59**	**0.1**	–	–
Tax expense and effective tax rate for the year	**738**	**1.3**	1,191	(5.5)

12. DIVIDEND

	2004	2003
	HK$'000	HK$'000
Final proposed – HK1 cent per ordinary share (2003: nil)	**10,435**	–

The final dividend of HK1 cent (2003: nil) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in the general meeting.

13. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share is based on the following data:

	2004	2003
	HK$'000	HK$'000
		(Restated)
Earnings (loss) for the purposes of basic earnings (loss) per share	**54,219**	(23,062)

	Number of shares	
	2004	2003
	'000	'000
Number of ordinary shares for the purposes of basic earnings (loss) per share	**1,043,564**	1,043,564

No diluted earnings (loss) per share have been presented for the year as there were no potential dilutive ordinary shares in issue.

The adjustment to comparative basic loss per share, arising from the change in accounting policies shown in note 2 above, is as follow:

	Basic
	HK cents
Reconciliation of 2003 loss per share	
Reported figure before adjustments	2.15
Adjustments arising from the adoption of SSAP 12 (Revised)	0.06
Restated	2.21

14. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Machinery under installation HK$'000	Total HK$'000
THE GROUP							
COST							
At 1st April, 2003	13,784	22,371	6,430	195,396	4,802	19,129	261,912
Additions	–	2,240	1,287	24,895	711	18,590	47,723
Disposals	–	(2,182)	(30)	(7,250)	(908)	–	(10,370)
Transfers	–	–	–	482	–	(482)	–
At 31st March, 2004	**13,784**	**22,429**	**7,687**	**213,523**	**4,605**	**37,237**	**299,265**
DEPRECIATION AND AMORTISATION							
At 1st April, 2003	2,039	13,030	2,161	112,780	3,513	–	133,523
Provided for the year	717	2,153	981	18,812	532	–	23,195
Eliminated on disposals	–	(2,073)	(28)	(7,250)	(908)	–	(10,259)
At 31st March, 2004	**2,756**	**13,110**	**3,114**	**124,342**	**3,137**	**–**	**146,459**
NET BOOK VALUES							
At 31st March, 2004	**11,028**	**9,319**	**4,573**	**89,181**	**1,468**	**37,237**	**152,806**
At 31st March, 2003	11,745	9,341	4,269	82,616	1,289	19,129	128,389

The net book value of the leasehold land and buildings shown above comprises:

	2004 HK$'000	2003 HK$'000
Land in Hong Kong held under medium-term leases	**4,421**	4,599
Land outside Hong Kong held under:		
Long lease	**24**	170
Medium-term lease	**6,583**	6,976
	11,028	11,745

15. INVESTMENT PROPERTIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
At beginning of the year	**193,000**	1,250
Revaluation increase	**61,900**	520
Additions	**–**	191,230
At end of the year	**254,900**	193,000

The Group's investment properties are situated in Hong Kong and are held under long leases. They are rented to third parties under operating leases.

The investment properties were revalued at 31st March, 2004 by Dudley Surveyors Limited, a firm of independent valuers, on an open market value basis. The revaluation gave rise to a revaluation increase of HK$61,900,000, of which HK$608,000 (2003: HK$520,000) has been credited to the consolidated income statement, the remaining HK$61,292,000 (2003: nil) has been credited to investment property revaluation reserve set out in the consolidated statement of changes in equity.

At 31st March, 2004, certain of the Group's investment properties with a carrying value of HK$254,000,000 (2003: HK$192,100,000) were pledged to a bank to secure banking facilities granted to the Group.

16. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**83,384**	83,384

The carrying amount of the unlisted shares is based on the book values of the underlying separable net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group.

16. INVESTMENTS IN SUBSIDIARIES *(continued)*

Details of the Company's principal subsidiaries at 31st March, 2004 are as follows:

Name of subsidiary	Legal form of business	Place of incorporation or registration/ operations	Issued and fully paid up share/registered capital	Percentage of nominal value of issued/registered capital held by the Company	Principal activities
Dongguan Yeedu Semiconductor Co., Ltd. *(Note)*	Sino-foreign corporate joint venture	The PRC	US$1,496,000 registered capital	85% *(Note)*	Manufacture of LCDs
Jiangmen Yeebo Electronic Technology Ltd.	Wholly-owned foreign enterprise	The PRC	US$5,000,000 registered capital	100%	Manufacture of liquid crystal display module
Jiangmen Yeebo Semiconductor Co., Ltd. *(Note)*	Sino-foreign corporate joint venture	The PRC	US$9,307,000 registered capital	80% *(Note)*	Manufacture of LCDs
LCD Industries Limited	Incorporated	British Virgin Islands/The PRC	US$1	100%	Trading of LCDs
Yeebo (B.V.I.) Limited	Incorporated	British Virgin Islands	US$8,100	100%	Investment holding
Yeebo LCD Limited	Incorporated	Hong Kong	HK$10,000	100%	Development and trading of LCDs
Yeebo Technology Limited	Incorporated	Hong Kong	HK$10,000	100%	Property holding

Note: Dongguan Yeedu Semiconductor Co., Ltd. and Jiangmen Yeebo Semiconductor Co., Ltd. were established by the Group with two separate parties in the PRC as sino-foreign co-operative joint ventures. Under the respective subcontracting agreements, the Group is responsible for all of their assets and liabilities and is entitled to all of the net results of their operations. The Group therefore effectively has a 100% attributable economic interest in these subsidiaries.

16. INVESTMENTS IN SUBSIDIARIES *(continued)*

The above table only includes those subsidiaries which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of all subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Except for Yeebo (B.V.I.) Limited which is a directly owned subsidiary, all of the remaining subsidiaries are indirectly owned by the Company.

None of the subsidiaries had any debt capital outstanding at the end of the year or at any time during the year.

17. AMOUNTS DUE FROM SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Amounts due from subsidiaries	**671,034**	611,928
Less: Allowances	**(381,290)**	(381,290)
	289,744	230,638

The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

In the opinion of the directors, the amounts due from subsidiaries will not be repayable in the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the balance sheet.

18. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**–**	–	**40,000**	–
Share of net assets	**36,683**	–	**–**	–
Goodwill of associates	**2,489**	–	**–**	–
	39,172	–	**40,000**	–

18. INTERESTS IN ASSOCIATES *(continued)*

Details of the Group's principal associates as at 31st March, 2004 are as follows:

Name	Form of business	Place of incorporation or registration/ operation	Percentage of nominal value of issued capital/ registered capital held by the Company		Issued and fully paid up share/ registered capital	Principal activities
			Directly	Indirectly		
Crown Capital Holdings Limited ("Crown Capital")	Incorporated	BVI	47.05%	–	US$8,502	Investment holding
Beijing Visionox Technology Co., Limited ("Visionox")	Incorporated	PRC	–	34.45%	RMB82,142,900	Development, manufacturing and marketing of organic light emitting display products

The goodwill of the associates arose on the acquisition of Crown Capital and Visionox during the year amounting to HK$2,531,000. The amortisation of goodwill during the year amounting to HK$42,000 (2003: Nil) has been included in the share of results of the associates. The goodwill is amortised over a period of 10 years.

The following details have been extracted from the audited financial statements of Crown Capital:

Results for the year

	2004 HK$'000	2003 HK$'000
Turnover	**24**	–
Loss before income tax	**(1,651)**	–
Loss before income tax attributable to the Group	**(777)**	–

18. INTERESTS IN ASSOCIATES *(continued)*

Financial position

	2004 HK$'000	2003 HK$'000
Non-current assets	**86,298**	–
Current assets	**27,387**	–
Current liabilities	**(2,607)**	–
Non-current liabilities	**(33,111)**	–
Net assets	**77,967**	–
Net assets attributable to the Group	**36,683**	–

19. CLUB DEBENTURES

	THE GROUP	
	2004 HK$'000	2003 HK$'000
At cost	**2,659**	2,659
Less: Impairment losses	**(1,200)**	(1,200)
Carrying amount	**1,459**	1,459

At 31st March, 2003, the directors conducted a review of the Group's club debentures and determined that the club debentures were impaired due to the prevailing economical recession. Accordingly, an impairment loss of HK$500,000 was recognised in the financial statements for the year ended 31st March, 2003. In the opinion of the directors, the club debentures were worth at least their carrying values as at 31st March, 2004 with reference to the current market value.

20. INVENTORIES

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Raw materials	**44,753**	50,653
Work in progress	**5,099**	2,204
Finished goods	**27,302**	19,454
	77,154	72,311

Included above are raw materials of approximately HK$10,077,000 (2003: HK$19,137,000) which are carried at net realisable value.

21. TRADE AND OTHER RECEIVABLES

The Group allows a credit period of 30 days – 90 days to its trade customers.

The following is an aged analysis of trade receivables at the balance sheet date:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Up to 30 days	**30,412**	35,894
31 – 60 days	**24,950**	13,363
61 – 90 days	**9,494**	7,415
91 – 120 days	**9,307**	559
Over 120 days	**5,932**	4,378
	80,095	61,609
Other receivables	**13,641**	9,607
	93,736	71,216

22. INVESTMENTS IN TRADING SECURITIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Equity securities listed in Hong Kong, at market value	**56,595**	65,582

23. TRADE AND OTHER PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Up to 30 days	**13,748**	9,640
31 – 60 days	**12,347**	7,851
61 – 90 days	**5,473**	2,139
91 – 120 days	**4,412**	1,085
Over 120 days	**2,601**	1,808
	38,581	22,523
Other payables	**39,952**	30,254
	78,533	52,777

24. AMOUNT DUE TO AN ASSOCIATE

THE GROUP

The amount is unsecured, interest-free and repayable on demand.

25. BANK BORROWINGS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Bank loans	**157,765**	146,269
Bank overdrafts	**298**	275
Trust receipt loans	**–**	12,362
	158,063	158,906
Analysed as:		
Secured	**112,765**	124,269
Unsecured	**45,298**	34,637
	158,063	158,906
Repayable as follows:		
Within one year or on demand	**22,094**	46,151
More than one year, but not exceeding two years	**22,085**	11,796
More than two years, but not exceeding five years	**63,063**	37,153
More than five years	**50,821**	63,806
	158,063	158,906
Less: Amounts due within one year, included under current liabilities	**(22,094)**	(46,151)
Amounts due after one year	**135,969**	112,755

26. DEFERRED TAXATION

The deferred tax liabilities recognised and movements thereon during the current and prior years are as follows:

THE GROUP

	Accelerated tax depreciation HK$'000	Tax losses HK$'000	Total HK$'000
At 1st April, 2002			
– as previously reported	–	–	–
– adjustment on adoption of SSAP 12 (Revised)	49	–	49
– as restated	49	–	49
Charge to consolidated income statement for the year	586	–	586
At 31st March, 2003 and 1st April, 2003	635	–	635
Credit to consolidated income statement for the year	(102)	(472)	(574)
Effect of a change in tax rate – charge to consolidated income statement for the year	59	–	59
At 31st March, 2004	**592**	**(472)**	**120**

At the balance sheet date, the Group had unused tax losses of HK$35.2 million (2003: HK$68.7 million) available for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$2.7 million (2003: nil) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$32.5 million (2003: HK$68.7 million) due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

THE COMPANY

At the balance sheet date, the Company had unused tax losses of HK$11.6 million (2003: HK$11 million) available for offset against future profits. No deferred tax asset has been recognised due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

27. SHARE CAPITAL

	Number of shares 2004 & 2003 '000	2004 & 2003 HK$'000
Ordinary shares of HK$0.20 each		
Authorised	2,000,000	400,000
Issued and fully paid	1,043,564	208,713

28. RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained profit (deficit) HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 2003	147,303	1,347	49,259	(54,637)	143,272
Loss for the year	–	–	–	(38,725)	(38,725)
At 31st March, 2003 and 1st April, 2003	147,303	1,347	49,259	(93,362)	104,547
Profit for the year	–	–	–	99,490	99,490
At 31st March, 2004	**147,303**	**1,347**	**49,259**	**6,128**	**204,037**

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of Yeebo (B.V.I.) Limited at the date on which it was acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31st March, 2004, the Company's reserves available for distribution to shareholders comprised the retained profit of HK$6,128,000 and contributed surplus of HK$49,259,000. At 31st March, 2003, the Company had no reserves available for distribution to shareholders.

29. CAPITAL COMMITMENT

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	**12,799**	2,396

The Company had no capital commitments at the balance sheet date for both years.

30. OPERATING LEASE ARRANGEMENTS

The Group as lessee

Minimum lease payments paid under operating leases for rented premises during the year amounted to HK$2,929,000 (2003: HK$2,791,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	**2,272**	2,028
In the second to fifth year inclusive	**981**	1,780
	3,253	3,808

Operating lease payments represent rentals payable by the Group for certain of its factories and office properties. Leases are negotiated and rentals are fixed for an average term of four years.

30. OPERATING LEASE ARRANGEMENTS *(continued)*

The Group as lessor

Property rental income net of outgoings of HK$40,000 (2003: HK$14,000) earned from renting out the investment properties during the year was HK$14,451,000 (2003: HK$4,917,000). The properties held have committed tenants for three years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	**14,446**	14,446
In the second to fifth year inclusive	**9,600**	24,000
	24,046	38,446

The Company had no commitments under non-cancellable operating leases at the balance sheet date for both years.

31. CONTINGENT LIABILITIES

At 31st March, 2004, the Company issued a corporate guarantee in favour of banks to secure general banking facilities granted to its subsidiaries. The total amount of the facilities utilised by the subsidiaries as at 31st March, 2004 amounted to approximately HK$160,611,000 (2003: HK$159,618,000).

The Group had no contingent liabilities as at 31st March, 2004 and 2003.

32. SHARE OPTION SCHEME

The Company's share option scheme (the "Scheme") was adopted pursuant to a resolution passed on 9th August, 1993 for the primary purpose of providing incentives to directors and eligible employees, and expired on 8th August, 2003. Under the Scheme, the Board of Directors of the Company may grant options to eligible employees (the "Employees"), including executive directors of the Company or any of its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders.

The maximum number of shares in respect of the share options granted to any individual shall not exceed 25% of the shares available for subscription under the terms of the Scheme at any time during the year.

32. SHARE OPTION SCHEME *(continued)*

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. An option may be exercised at any time before the date which is three years after the date of grant. The exercise price is determined by the directors of the Company, at a price equal to the higher of the nominal value of a share and 80% of the average closing prices of the shares on the Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the options.

No share option was granted or exercised during the year ended 31st March, 2004 and 2003 and no share option was outstanding at 31st March, 2004 and 31st March, 2003.

33. RETIREMENT BENEFIT PLANS

The Group operated a defined contribution retirement benefit scheme ("Defined Contribution Scheme") for its qualifying employees in Hong Kong. The assets of the scheme were held separately from those of the Group in funds under the control of an independent trustee. Where an employee left the Defined Contribution Scheme prior to vesting fully in the contributions, the amount of the forfeited contributions was used to reduce future contributions payable by the Group.

With effect from 1st December, 2000, the Group has joined a Mandatory Provident Fund scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect of the MPF Scheme is to make the required contributions under the scheme.

The retirement benefit scheme contributions arising from the Defined Contribution Scheme and the MPF Scheme charged to the income statement represent contributions paid or payable to the funds by the Group at rates specified in the rules of the schemes.

The employees of the Group's subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the government of the PRC. The subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

The total cost charged to the income statement of HK$2,602,000 (2003: HK$3,032,000) after forfeited contributions utilised in the Defined Contribution Scheme of approximately HK$194,000 (2003: HK$47,000) represents contributions payable to these schemes by the Group in respect of the current year.

34. RELATED PARTY TRANSACTIONS

During the year, the Group had the following related party transactions:

Associate	Nature of transactions	*Notes*	2004 HK$'000	2003 HK$'000
Crown capital	Interest income received	*(1)*	31	–
	Accountancy service income	*(2)*	90	–

Notes:

(1) The interest income was charged in accordance with the prevailing commercial interest rate.

(2) The accountancy service income represents an appropriate allocation of costs incurred by the Group.

RESULTS

	Year ended 31st March,				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000 (Restated)	**HK$'000**
Turnover	321,226	272,401	267,055	273,181	**308,187**
Profit (loss) before income tax	4,635	5,812	6,489	(21,871)	**54,957**
Income tax expense	139	8	7	1,191	**738**
Profit (loss) for the year	4,496	5,804	6,482	(23,062)	**54,219**

ASSETS AND LIABILITIES

	At 31st March,				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000 (Restated)	**HK$'000**
Property, plant and equipment	54,065	87,038	93,310	128,389	**152,806**
Investment properties	–	–	1,250	193,000	**254,900**
Deposits for acquisition of plant and equipment	–	–	–	3,328	**8,886**
Interests in associates	–	–	–	–	**39,172**
Club debentures	1,959	1,959	1,959	1,459	**1,459**
Net current assets	144,046	262,250	266,247	126,869	**134,023**
	200,070	351,247	362,766	453,045	**591,246**
Shareholders' funds	200,070	351,247	362,766	339,655	**455,157**
Non-current liabilities	–	–	–	113,390	**136,089**
	200,070	351,247	362,766	453,045	**591,246**

Note: Comparative figures for 2003 are restated to reflect the effect in respect of the adoption of SSAP 12 (Revised) as described in note 2 to the financial statements. Comparative figures for 2002 and prior years have not been restated to reflect the change in accounting policy and the presentation as the benefits which would be derived from fully restating figures would not justify the costs to such restatement.

Particulars of Investment Properties

Particulars of investment properties held by the Group as at 31st March, 2004 are set out below:

	Name/location	Type	Lease term
1.	Unit A on Ground Floor (together with the external walls thereof) and Unit A on the Basement, Wheelock House, No. 20 Pedder Street, Hong Kong	Commercial	Long lease
2.	Car Parking Spaces Nos. 41 and 42 on Upper Ground Floor, Provident Centre, Nos. 21-53, Wharf Road, North Point, Hong Kong	Residential	Long lease

本集團於二零零四年三月三十一日所持有之投資物業詳情載列如下：

名稱／地址	類型	租期
1. 香港畢打街20號 會德豐大廈地下A室 (連外牆)及地庫A室	商業	長期租約
2. 香港北角和富路21-53號 和富中心地庫上層 第41及42號車位	住宅	長期租約

財務概要

業績

	截至三月三十一日止年度				
	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元 (重列)	**二零零四年** **千港元**
營業額	321,226	272,401	267,055	273,181	**308,187**
未計收益税前溢利(虧損)	4,635	5,812	6,489	(21,871)	**54,957**
收益税開支	139	8	7	1,191	**738**
年內溢利(虧損)	4,496	5,804	6,482	(23,062)	**54,219**

資產及負債

	於三月三十一日				
	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元 (重列)	**二零零四年** **千港元**
物業、廠房及設備	54,065	87,038	93,310	128,389	**152,806**
投資物業	—	—	1,250	193,000	**254,900**
收購廠房及設備之按金	—	—	—	3,328	**8,886**
聯營公司權益	—	—	—	—	**39,172**
會所債券	1,959	1,959	1,959	1,459	**1,459**
流動資產淨值	144,046	262,250	266,247	126,869	**134,023**
	200,070	351,247	362,766	453,045	**591,246**
股東資金	200,070	351,247	362,766	339,655	**455,157**
非流動負債	—	—	—	113,390	**136,089**
	200,070	351,247	362,766	453,045	**591,246**

附註： 二零零三年之比較數字經已重列，以反映財務報表附註2所述採納會計實務準則12號(修訂本)之影響。由於全面重列數字所得之利益不足以抵銷重列之成本，故二零零二年及過往年度之比較數字並無就更改會計政策及呈報方式而重列。

34. 關連人士交易

年內，本集團曾進行下列關連人士交易：

關連人士	交易性質	註	二零零四年 千港元	二零零三年 千港元
Crown capital	已收利息收入	*(1)*	**31**	–
	會計服務收入	*(2)*	**90**	–

註：

(1) 利息收入根據現行商業利率收取。

(2) 會計服務收入指按適當比例分佔本集團所動用之成本。

32. 購股權計劃(續)

授出之購股權必須於授出日期起28日內接納，每份購股權之代價為1港元。購股權可由授出日期起計三年內隨時行使。行使價由本公司董事釐定，價格相等於股份面值或截至授出購股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價80%(以較高者為準)。

截至二零零四年及二零零三年三月三十一日止年度，概無授出或行使任何購股權，而於二零零四年三月三十一日及二零零三年三月三十一日，概無尚未行使之購股權。

33. 退休福利計劃

本集團為香港合資格僱員設立定額退休福利供款計劃(「定額供款計劃」)。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。倘僱員於可全數領取供款前退出定額供款計劃，則所沒收之供款可用作減少本集團日後應付之供款。

由二零零零年十二月一日起，本集團所有香港僱員已加入強制性公積金計劃(「強積金計劃」)。強積金計劃乃根據香港強制性公積金條例在強制性公積金計劃管理局註冊。強積金計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。按照強積金計劃之規則，僱主及其僱員各自須按規則所列明之比率向計劃供款。本集團在強積金計劃方面之責任僅限於根據該計劃作出所須之供款。

定額供款計劃及強積金計劃之退休福利計劃供款將於收益表內扣除，即本集團按計劃規則指定之比率而對該基金已付或應付之供款。

本集團之中國附屬公司僱員均已參加中國政府設立之國家管理退休福利計劃。該等附屬公司須按工資總額之指定百分比向退休福利計劃供款，為該等福利提供資金。本集團就退休福利計劃之唯一承擔為作出指定之供款。

經扣除定額供款計劃之沒收供款約194,000港元(二零零三年：47,000港元)後，於收益表扣除之成本總額為2,602,000港元(二零零三年：3,032,000港元)，即本集團本年度向該等計劃應付之供款。

30. 經營租約安排*(續)*

本集團作為出租人

年內，經扣除開支40,000港元(二零零三年：14,000港元)後，出租投資物業所賺取之物業租金收入為14,451,000港元(二零零三年：4,917,000港元)。所持物業擁有三年固定租客。

於結算日，本集團就以下日後最低租金付款已與租客訂約：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
於一年內	**14,446**	14,446
第二至第五年(包括首尾兩年)	**9,600**	24,000
	24,046	38,446

於兩個年度之結算日，本公司概無任何不可撤銷經營租約承擔。

31. 或然負債

於二零零四年三月三十一日，本公司向銀行發出公司擔保，以作為其附屬公司所獲一般銀行信貸之擔保。該等附屬公司於二零零四年三月三十一日已動用之信貸總額約160,611,000港元(二零零三年：159,618,000港元)。

於二零零四年及二零零三年三月三十一日，本集團並無任何或然負債。

32. 購股權計劃

本公司之購股權計劃(「計劃」)乃根據一九九三年八月九日通過之決議案採納，目的旨在為董事及合資格僱員提供獎勵，並將於二零零三年八月八日屆滿。根據計劃，本公司董事會可向合資格僱員(「僱員」)(包括本公司或其任何附屬公司之執行董事)授出可認購本公司股份之購股權。

在未得本公司股東批准前，根據計劃可授出購股權所涉及之股份總數，不得超過本公司任何時間之已發行股份10%。

授予任何個人之購股權所涉及之股份總數，不得超過於年內任何時間根據計劃條款可供認購之股份25%。

29. 資本承擔

	本集團	
	二零零四年 千港元	二零零三年 千港元
已訂約但並無在財務報表撥備之有關購買廠房及機器之資本開支	**12,799**	2,396

本公司於兩個年度之結算日並無任何資本承擔。

30. 經營租約安排

本集團作為承租人

年內，根據經營租約租用物業之已支付最低租金為2,929,000港元(二零零三年：2,791,000港元)。

於結算日，根據不可撤銷之經營租約，本集團於未來到期之最低租金款項承擔如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
於一年內	**2,272**	2,028
第二至第五年(包括首尾兩年)	**981**	1,780
	3,253	3,808

經營租約租金指本集團就其若干工廠及寫字樓物業應付之租金。租約乃經磋商，而平均四年之租金固定。

27. 股本

	股份數目 二零零四年及 二零零三年 千股	二零零四年及 二零零三年 千港元
每股面值0.20港元之普通股		
法定股本	2,000,000	400,000
已發行及繳足股本	1,043,564	208,713

28. 儲備

	股份溢價 千港元	股本贖回儲備 千港元	繳入盈餘 千港元	保留溢利(虧絀) 千港元	合計 千港元
本公司					
於二零零三年四月一日	147,303	1,347	49,259	(54,637)	143,272
年內虧損	–	–	–	(38,725)	(38,725)
於二零零三年三月三十一日及 二零零三年四月一日	147,303	1,347	49,259	(93,362)	104,547
年內溢利	–	–	–	99,490	99,490
於二零零四年三月三十一日	**147,303**	**1,347**	**49,259**	**6,128**	**204,037**

本公司之繳入盈餘乃指本公司收購Yeebo (B.V.I.) Limited當日該公司之綜合股東資金與本公司股份於一九九三年上市前就該項收購於集團重組時發行之本公司股份面值之差額。根據百慕達一九八一年公司法(經修改),本公司之繳入盈餘賬可供分派。然而,本公司在下列情況下不得以繳入盈餘宣派或派付股息或分派:

(a) 現時或付款後無法償還到期負債;或

(b) 其資產之可變現價值因而降至低於負債、已發行股本及股本溢價賬之總和。

於二零零四年三月三十一日,本公司可供分派予股東之儲備包括保留溢利6,128,000港元及繳入盈餘49,259,000港元。於二零零三年三月三十一日,本公司並無可供分派予股東之儲備。

26. 遞延稅項

本年度及過往年度之已確認遞延稅項負債及相關變動如下：

本集團

	加速稅項折舊 千港元	稅務虧損 千港元	合計 千港元
於二零零二年四月一日			
一承前呈報	–	–	–
一採納會計實務準則12號（經修訂）之調整	49	–	49
一重列	49	–	49
在本年度綜合收益表扣除	586	–	586
於二零零三年三月三十一日及二零零三年四月一日	635	–	635
計入本年度綜合收益表	(102)	(472)	(574)
更改稅率之影響			
一在本年度綜合收益表扣除	59	–	59
於二零零四年三月三十一日	**592**	**(472)**	**120**

於結算日，本集團有未動用稅務虧損35,200,000港元（二零零三年：68,700,000港元）可用作抵銷日後溢利。本集團已就上述虧損約2,700,000港元（二零零三年：無）確認遞延稅項資產。由於無法估計日後溢利，故此本集團並無就餘下稅務虧損32,500,000港元（二零零三年：68,700,000港元）確認遞延稅項資產。未確認之稅務虧損可無限期結轉。

本公司

於結算日，本公司有未動用稅務虧損11,600,000港元（二零零三年：11,000,000港元）可用作抵銷日後溢利。由於無法估計日後溢利，故此本公司並無確認遞延稅項資產。未確認之稅務虧損可無限期結轉。

24. 應付聯營公司款項

本集團

該款項為無抵押、免息及須於要求時償還。

25. 銀行借款

	本集團	
	二零零四年	二零零三年
	千港元	千港元
銀行貸款	**157,765**	146,269
銀行透支	**298**	275
信託收據貸款	**–**	12,362
	158,063	158,906
分析如下：		
有抵押	**112,765**	124,269
無抵押	**45,298**	34,637
	158,063	158,906
須於以下期間償還：		
一年內或按要求	**22,094**	46,151
一年以上兩年以下	**22,085**	11,796
兩年以上五年以下	**63,063**	37,153
五年以上	**50,821**	63,806
	158,063	158,906
減：列作流動負債之一年內到期款項	**(22,094)**	(46,151)
一年後到期款項	**135,969**	112,755

21. 貿易及其他應收款項

本集團給予貿易客戶30至90天之信貸期。

於結算日之貿易應收款項之賬齡分析如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
30天或以下	**30,412**	35,894
31至60天	**24,950**	13,363
61至90天	**9,494**	7,415
91至120天	**9,307**	559
120天以上	**5,932**	4,378
	80,095	61,609
其他應收款項	**13,641**	9,607
	93,736	71,216

22. 投資買賣證券

	本集團	
	二零零四年 千港元	二零零三年 千港元
於香港上市之股本證券，按市值	**56,595**	65,582

23. 貿易及其他應付款項

於結算日之貿易應付款項之賬齡分析如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
30天或以下	**13,748**	9,640
31至60天	**12,347**	7,851
61至90天	**5,473**	2,139
91至120天	**4,412**	1,085
120天以上	**2,601**	1,808
	38,581	22,523
其他應付款項	**39,952**	30,254
	78,533	52,777

18. 聯營公司權益(續)

財政狀況

	二零零四年 千港元	二零零三年 千港元
非流動資產	**86,298**	–
流動資產	**27,387**	–
流動負債	**(2,607)**	–
非流動負債	**(33,111)**	–
資產淨值	**77,967**	–
本集團應佔資產淨值	**36,683**	–

19. 會所債券

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
成本	**2,659**	2,659
減：減值虧損	**(1,200)**	(1,200)
賬面值	**1,459**	1,459

於二零零三年三月三十一日，董事已審閱本集團之會所債券，並基於當時經濟衰退，決定將會所債券予以減值。因此，截至二零零三年三月三十一日止年度之財務報表已確認減值虧損500,000港元。董事認為，根據現時市值計算，會所債券之價值最少相等於二零零四年三月三十一日之賬面值。

20. 存貨

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
原材料	**44,753**	50,653
在製品	**5,099**	2,204
製成品	**27,302**	19,454
	77,154	72,311

上述項目包括原材料約10,077,000港元(二零零三年：19,137,000港元)，該筆款項按可變現淨值入賬。

18. 聯營公司權益(續)

本集團主要聯營公司於二零零四年三月三十一日之詳情如下：

名稱	經營方式	註冊成立或註冊／經營地點	本公司所持已發行股本／註冊資本面值之百分比 直接	間接	已發行及繳足股本／註冊資本	主要業務
Crown Capital Holdings Limited (「Crown Capital」)	註冊成立	英屬維爾京群島	47.05%	–	8,502美元	投資控股
北京維信諾科技有限公司(「維信諾」)	註冊成立	中國	–	34.45%	82,142,900元人民幣	開發、製造及推廣有機電激顯示器產品

年內收購聯營公司Crown Capital及維信諾所產生之商譽達2,531,000港元。年內商譽攤銷42,000港元(二零零三年：無)已計入分佔聯營公司業績。商譽分10年攤銷。

以下詳情乃摘錄自Crown Capital之經審核財務報表：

年度業績

	二零零四年 千港元	二零零三年 千港元
營業額	**24**	–
除稅前虧損	**(1,651)**	–
本集團應佔未計收益稅前虧損	**(777)**	–

16. 於附屬公司之投資(續)

上表僅包括董事認為對本集團本年度之業績造成重大影響，或構成本集團資產淨值重要部份之附屬公司。董事認為詳列所有附屬公司會使附屬公司詳情之篇幅過長。

除直接擁有之附屬公司Yeebo (B.V.I.) Limited外，上述所有其他附屬公司由本公司間接擁有。

於年結日或年內任何時間，附屬公司概無尚未償還之借貸資本。

17. 應收附屬公司款項

	本公司	
	二零零四年	二零零三年
	千港元	千港元
應收附屬公司款項	**671,034**	611,928
減：撥備	**(381,290)**	(381,290)
	289,744	230,638

該等款項為無抵押、免息及無指定還款期。

董事認為，應收附屬公司款項將不會於結算日起計十二個月內償還，因此，該等款項並無於資產負債表列作流動資產。

18. 聯營公司權益

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
非上市股份，按成本值	**–**	–	**40,000**	–
分佔資產淨值	**36,683**	–	**–**	–
聯營公司之商譽	**2,489**	–	**–**	–
	39,172	–	**40,000**	–

16. 於附屬公司之投資(續)

本公司各主要附屬公司於二零零四年三月三十一日之詳情如下：

附屬公司名稱	法定經營方式	註冊成立或註冊／經營地點	已發行及繳足股本／註冊資本	本公司所持已發行股本／註冊資本面值之百分比	主要業務
東莞億都半導體有限公司(註)	中外合資企業	中國	1,496,000美元註冊資本	85%(註)	製造液晶體顯示器
江門億都電子科技有限公司	全外資企業	中國	5,000,000美元註冊資本	100%	製造液晶體顯示器模組
江門億都半導體有限公司(註)	中外合資企業	中國	9,307,000美元註冊資本	80%(註)	製造液晶體顯示器
LCD Industries Limited	註冊成立	英屬維爾京群島／中國	1美元	100%	買賣液晶體顯示器
Yeebo (B.V.I) Limited	註冊成立	英屬維爾京群島	8,100美元	100%	投資控股
億都液晶片有限公司	註冊成立	香港	10,000港元	100%	開發及買賣液晶體顯示器
億都科技有限公司	註冊成立	香港	10,000港元	100%	持有物業

註： 東莞億都半導體有限公司及江門億都半導體有限公司均為本集團分別與中國兩名不同訂約方成立之中外合資企業。根據該等分包協議，本集團須承擔該等公司之所有資產及負債，而各公司之經營業績淨額亦全歸本集團所有。因此，本集團實際上擁有該等附屬公司之100%應佔經濟權益。

15. 投資物業

	本集團	
	二零零四年	二零零三年
	千港元	千港元
年初	**193,000**	1,250
重估增值	**61,900**	520
添置	**–**	191,230
年終	**254,900**	193,000

本集團之投資物業位於香港，並以長期租約持有。該等物業以長期租約租予第三者。

該等投資物業於二零零四年三月三十一日由獨立估值公司Dudley Surveyors Limited按公開市場價值重估。重估增值61,900,000港元，當中608,000港元(二零零三年：520,000港元)已計入綜合收益表，而餘下61,292,000港元(二零零三年：無)則計入綜合權益變動表之投資物業重估儲備。

於二零零四年三月三十一日，本集團若干賬面值為254,000,000港元(二零零三年：192,100,000港元)之投資物業已抵押予一間銀行，以作為本集團所獲銀行信貸之擔保。

16. 於附屬公司之投資

	本集團	
	二零零四年	二零零三年
	千港元	千港元
非上市股份，按成本值	**83,384**	83,384

非上市股份之賬面值乃根據於本公司成為本集團控股公司當日，本集團應佔附屬公司可分割相關資產賬面淨值計算。

14. 物業、廠房及設備

	租約土地及樓宇 千港元	傢俬及裝置 千港元	辦公室設備 千港元	廠房及機器 千港元	汽車 千港元	安裝中機器 千港元	合計 千港元
本集團							
成本							
於二零零三年四月一日	13,784	22,371	6,430	195,396	4,802	19,129	261,912
添置	–	2,240	1,287	24,895	711	18,590	47,723
出售	–	(2,182)	(30)	(7,250)	(908)	–	(10,370)
轉撥	–	–	–	482	–	(482)	–
於二零零四年三月三十一日	**13,784**	**22,429**	**7,687**	**213,523**	**4,605**	**37,237**	**299,265**
折舊及攤銷							
於二零零三年四月一日	2,039	13,030	2,161	112,780	3,513	–	133,523
年內撥備	717	2,153	981	18,812	532	–	23,195
出售時撇銷	–	(2,073)	(28)	(7,250)	(908)	–	(10,259)
於二零零四年三月三十一日	**2,756**	**13,110**	**3,114**	**124,342**	**3,137**	**–**	**146,459**
賬面淨值							
於二零零四年三月三十一日	**11,028**	**9,319**	**4,573**	**89,181**	**1,468**	**37,237**	**152,806**
於二零零三年三月三十一日	11,745	9,341	4,269	82,616	1,289	19,129	128,389

上述租賃土地及樓宇之賬面淨值包括：

	二零零四年 千港元	二零零三年 千港元
於香港以中期租約持有之土地	**4,421**	4,599
於香港以外以下列租約持有之土地：		
長期租約	**24**	170
中期租約	**6,583**	6,976
	11,028	11,745

13. 每股盈利(虧損)

每股基本及攤薄盈利(虧損)乃根據下列數據計算：

	二零零四年 千港元	二零零三年 千港元 (重列)
計算每股基本盈利(虧損)之盈利(虧損)	**54,219**	(23,062)

	股數 二零零四年 千股	 二零零三年 千股
計算每股基本盈利(虧損)之普通股數目	**1,043,564**	1,043,564

由於並無潛在攤薄已發行普通股，故並無呈列本年度每股攤薄盈利(虧損)。

因上文附註2所述會計政策改變而對比較每股基本虧損作出之調整如下：

	基本 港仙
二零零三年每股虧損之對賬	
調整前所列數字	2.15
因採納會計實務準則第12號(經修訂)而導致之調整	0.06
重列	2.21

11. 所得稅開支 *(續)*

本年度所得稅開支與除稅前溢利(虧損)在收益表之對賬如下：

	二零零四年		二零零三年	
	千港元	%	千港元	%
除稅前溢利(虧損)	**54,957**		(21,871)	
按香港利得稅稅率17.5%(二零零三年：16%)計算之稅項	**9,618**	**17.5**	(3,499)	16.0
分佔聯營公司業績之稅務影響	**143**	**0.2**	–	–
未確認稅務虧損之稅務影響	**100**	**0.2**	5,595	(25.6)
於其他司法權區經營之附屬公司採用不同稅率之影響	**(2,331)**	**(4.2)**	(1,319)	6.0
動用過往未確認之稅務虧損	**(6,446)**	**(11.7)**	(7)	–
毋須課稅收入之稅務影響	**(487)**	**(0.9)**	(528)	2.4
不可扣稅開支之稅務影響	**82**	**0.1**	949	(4.3)
因香港利得稅稅率增加而導致承前遞延稅項負債增加	**59**	**0.1**	–	–
本年度稅項開支及實際稅率	**738**	**1.3**	1,191	(5.5)

12. 股息

	二零零四年	二零零三年
	千港元	千港元
建議末期股息 – 每股普通股1港仙(二零零三年：無)	**10,435**	–

董事建議派發末期股息每股1港仙(二零零三年：無)，惟有待股東在股東大會批准。

11. 所得稅開支

	二零零四年 千港元	二零零三年 千港元
所得稅支出包括：		
本期稅項		
香港利得稅	**1,253**	7
中國所得稅	**–**	598
	1,253	605
遞延稅項 *(附註26)*		
本年度	**(574)**	586
稅率調整之影響	**59**	–
	(515)	586
	738	1,191

香港利得稅根據本年度估計應課稅溢利按稅率17.5%(二零零三年：16%)計算。於二零零三年六月，香港利得稅率自二零零三／二零零四年度評稅年度起由16%調高至17.5%。二零零四年三月三十一日之本期及遞延稅項之計算結果已包括稅率增加之影響。

由於本年度中國業務錄得稅務虧損，故並無在財務報表內就中國所得稅作出撥備。截至二零零三年三月三十一日止年度之中國所得稅撥備，乃按照有關司法權區當年稅率計算。

遞延稅項之詳情載於附註26。

9. 董事酬金

	二零零四年 千港元	二零零三年 千港元
袍金：		
執行董事	**–**	167
獨立非執行董事	**200**	200
其他非執行董事	**–**	33
其他酬金：		
薪金及其他福利	**3,438**	3,438
退休福利計劃供款	**160**	172
酬金總額	**3,798**	4,010

董事酬金介乎下列範圍：

	董事人數 二零零四年	 二零零三年
1,000,000港元或以下	**3**	6
1,000,001港元至1,500,000港元	**2**	1
1,500,001港元至2,000,000港元	**–**	1

10. 僱員酬金

在本集團五位最高薪人士中，三位(二零零三年：兩位)為本公司董事，其酬金載於上文附註9。其餘兩位(二零零三年：三位)人士之酬金如下：

	二零零四年 千港元	二零零三年 千港元
薪金及其他福利	**1,200**	2,559
退休福利計劃供款	**60**	88
酬金總額	**1,260**	2,647

上述人士於兩年內之酬金範圍均在1,000,000港元內。

6. 經營溢利(虧損)

	二零零四年 千港元	二零零三年 千港元
經營溢利(虧損)經扣除下列各項：		
核數師酬金	**600**	497
已確認為開支之存貨成本	**124,377**	125,726
折舊及攤銷	**23,195**	17,423
出售物業、廠房及設備之虧損	**–**	96
員工成本，包括董事酬金 *(附註9)*	**74,000**	76,917
及計入後：		
上市證券股息收入	**1,737**	2,990
出售物業、廠房及設備之收益	**74**	–
銀行存款利息收入	**25**	1,335
來自聯營公司利息收入	**31**	–

7. 融資成本

	二零零四年 千港元	二零零三年 千港元
利息：		
須於五年內全數償還之銀行借款	**792**	388
毋須於五年內全數償還之銀行借款	**2,584**	1,005
	3,376	1,393

8. 出售附屬公司之收益

截至二零零三年三月三十一日止年度，本集團確認額外收益約70,000港元，該筆款項乃二零零二年出售附屬公司當日該附屬公司之負債淨額(包括貿易及其他應付款項)。

該附屬公司對本集團截至二零零三年三月三十一日止年度之業績及現金流量並無重大貢獻。

5. 按業務及地區劃分之分類資料 *(續)*

地區分類

本集團之業務主要位於香港及中國其他地區。下表按地區市場分析之本集團營業額(不論商品或服務之來源地)。

	按地區市場分析之營業額	
	二零零四年	二零零三年
	千港元	千港元
中國香港	**266,866**	230,455
中國其他地區	**17,599**	26,545
其他國家	**23,722**	16,181
	308,187	273,181

以下為按資產所在地分析之分類資產賬面值及物業、廠房及設備添置：

	地區資產賬面值		物業、廠房及設備添置	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
中國香港	**460,337**	355,730	**602**	2,842
中國其他地區	**239,245**	197,230	**47,121**	49,807
	699,582	552,960	**47,723**	52,649

5. 按業務及地區劃分之分類資料*(續)*

業務分類*(續)*

二零零三年

綜合資產負債表

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	合計 千港元 (重列)
資產				
分類資產	289,773	193,000	3,146	485,919
未分配之公司資產				67,041
綜合資產總值				552,960
負債				
分類負債	51,616	1,976	172	53,764
借貸				158,906
遞延税項				635
綜合總負債				213,305
其他資料				
添置投資物業	–	191,230	–	191,230
添置物業、廠房及設備	52,649	–	–	52,649
折舊及攤銷	17,147	–	276	17,423
出售物業、廠房及設備之虧損	96	–	–	96

5. 按業務及地區劃分之分類資料 *(續)*

業務分類 *(續)*

二零零三年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	合計 千港元 (重列)
分類收入				
對外銷售	251,735	—	16,515	268,250
租金收入	—	4,931	—	4,931
	251,735	4,931	16,515	273,181
業績				
分類業績	(6,727)	5,386	337	(1,004)
股息收入				2,990
利息收入				1,335
投資買賣證券之未變現虧損				(17,334)
會所債券之減值虧損				(500)
未分配之公司開支				(6,035)
經營虧損				(20,548)
融資成本				(1,393)
出售附屬公司之收益				70
除税前虧損				(21,871)
所得税開支				(1,191)
本年度虧損				(23,062)

5. 按業務及地區劃分之分類資料(續)

業務分類(續)

二零零四年

綜合資產負債表

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	合計 千港元
資產				
分類資產	332,395	254,900	15,061	602,356
聯營公司權益				39,172
未分配之公司資產				58,054
綜合資產總值				699,582
負債				
分類負債	79,522	1,664	3,812	84,998
借貸				158,063
應付稅項				1,244
遞延稅項				120
綜合總負債				244,425
其他資料				
添置物業、廠房及設備	46,900	–	823	47,723
折舊及攤銷	22,600	–	595	23,195
出售物業、廠房及設備之收益	74	–	–	74

5. 按業務及地區劃分之分類資料(續)

業務分類(續)

該等業務之分類資料如下：

二零零四年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	合計 千港元
分類收入				
對外銷售	277,465	–	16,231	293,696
租金收入	–	14,491	–	14,491
	277,465	14,491	16,231	308,187
業績				
分類業績	11,957	12,172	(1,135)	22,994
股息收入				1,737
利息收入				56
出售投資買賣證券之收益				17,899
投資買賣證券之未變現收益				22,682
未分配之公司開支				(6,216)
經營溢利				59,152
融資成本				(3,376)
分佔聯營公司業績				(819)
除税前溢利				54,957
所得税開支				(738)
本年度溢利				54,219

3. 主要會計政策(續)

經營租約

根據經營租約應付之租金乃以直線法按有關租期計入收益表。

外幣

以港元以外貨幣進行之交易首先按交易日之匯率入賬。以外幣結算之貨幣資產及負債按結算日之匯率重新換算。匯兌所產生之溢利及虧損均計入收益表。

於綜合賬目時,由於香港以外地區之附屬公司之業務須視乎本公司申報貨幣之經濟狀況而定,故此以港元以外貨幣計值之附屬公司之財務報表乃按時態法換算。綜合賬目時所產生之匯兌差額均計入收益表。

於綜合賬目時,本集團聯營公司之資產及負債按結算日之匯率換算。收支項目則按年內之平均匯率換算。所產生之匯兌差額(如有)均列作股本,並撥往本集團之換算儲備。換算差額會於出售聯營公司業務期間確認為收入或開支。

退休福利成本

用以支付界定供款退休福利計劃、國家退休福利計劃及強制性公積金計劃之款項於到期時按支出扣除。

4. 營業額

營業額指年內銷售貨品之已收及應收款項減退貨及折讓以及已收及應收租金收入。

5. 按業務及地區劃分之分類資料

業務分類

在管理方面,本集團分為三個營業部門 — 液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

本集團主要業務如下:

液晶體顯示器 — 製造及銷售液晶體顯示器
持有投資物業 — 根據經營租約持有投資物業
其他 — 製造及銷售除液晶體顯示器以外的產品

3. 主要會計政策(續)

收益確認

銷售貨品將於貨品付運時及擁有權轉移時確認。

來自經營租約物業之租金收入(包括墊付之租金)乃按有關租期以直線法入賬。

來自投資之股息收入於股東收取付款之權利確立時確認。

銀行存款之利息收入乃參照尚未償還之本金及適用利率按時間基準累計。

稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按年內應課稅溢利計算。應課稅溢利不包括其他年度之應課稅收入或可扣減開支項目，亦不包括毋須課稅或不得扣稅之項目，故與收益表所列之純利不同。

遞延稅項指預期就財務報表所列資產及負債賬面值與計算應課稅溢利所用有關稅基之差額而應付或可收回之稅項，以資產負債表負債法入賬。遞延稅項負債一般須就所有應課稅暫時差額確認，而遞延稅項資產則於有可能取得應課稅溢利而可利用可扣減暫時差額時確認。倘暫時差額乃因商譽(或負商譽)或初步確認對應課稅溢利或會計溢利並無影響之交易之其他資產及負債(業務合併除外)而產生，則不會確認該等資產及負債。

遞延稅項負債乃就於附屬公司及聯營公司之投資產生之應課稅暫時差額而確認，惟本集團必須可控制撥回暫時差額之時間，而暫時差額於可見將來不大可能撥回者除外。

每逢結算日會檢討遞延稅項資產之賬面值，將其減至應課稅溢利不再足以令所有或部份資產得以收回為止。

遞延稅項按預期適用於負債清償或資產變現期間之稅率計算。遞延稅項在收益表扣除或入賬，除非遞延稅項關乎直接在股本扣除或入賬之項目，而在此情況下，遞延稅項亦會計入股本內。

3. 主要會計政策(續)

投資物業

投資物業指已落成並可持作投資用途之物業，其租金均按公平基準釐訂。

投資物業乃按公開市值入賬。除非投資物業重估儲備之結餘不足以抵銷重估減少，否則因重估投資物業而產生之任何估值增加或減少，乃於投資物業重估儲備扣除或入賬，而重估減少超逾投資物業重估儲備結餘之差額則自收益表扣除。倘減少已自收益表扣除，而其後出現重估增值，則該項增值計入收益表，惟以先前已扣除之減少為限。

在出售投資物業時，投資物業重估儲備中該物業應佔之結餘乃轉撥至收益表。

除非有關租約之未到期年期尚餘20年或以下，否則不會就投資物業作出折舊撥備。

會所債券

會所債券乃長期持有，並按成本值減任何減值虧損計算。

存貨

存貨按成本值或可變現淨值(以較低者為準)入賬。成本按先入先出法計算。

減值

在各結算日，本集團審閱其有形資產之賬面值，以判斷是否有跡象顯示該等資產蒙受減值虧損。倘資產之可收回金額預期將較其賬面值為少，則資產之賬面值撇減至其可收回金額。減值虧損即時確認為開支，除非有關資產根據另一會計實務準則按估值入賬，而在此情況下，減值虧損將根據該會計實務準則視作重估減值。

倘減值虧損於其後撥回，則資產之賬面值增至經修訂估計之可收回金額，惟所增加之賬面值不得超逾假設該資產於過往年度並無確認為減值虧損所計算之賬面值。撥回之減值虧損已即時確認為收入，除非有關資產根據另一會計實務準則按估值入賬，而在此情況下，減值虧損撥回將根據該會計實務準則視作重估增值。

3. 主要會計政策(續)

投資證券

投資證券乃於交易日首先按成本確認入賬。

持至到期債務證券以外之所有證券均於其後申報日期按公平值計算。

倘證券乃持作買賣用途，則未變現盈虧均計入該期間之溢利或虧損淨額。就其他證券而言，未變現盈虧計入股權，直至該證券出售或出現減值時，屆時累積盈虧會計入該期間之溢利或虧損淨額。

物業、廠房及設備

物業、廠房及設備乃按成本減累計折舊與攤銷及累計減值虧損入賬。

物業、廠房及設備於其估計使用年期內按直線法作出折舊及攤銷撥備，以撇銷其成本，折舊及攤銷年率如下：

租賃土地	按租約年期撇銷
樓宇	按估計使用年期分20年撇銷
傢俬及裝置	10-25%
辦公室設備	15-25%
廠房及機器	10-15%
汽車	10-20%

安裝中之機器在完成及投產前概不會作出折舊撥備。

出售或報廢資產所產生之盈虧乃根據該資產之出售所得款項與賬面值之差額計算，並計入收益表內。

3. 主要會計政策

財務報表根據原始成本法編製，並就投資物業及證券投資重估作出修訂。此等財務報表乃按照香港普遍採納之會計準則編製，所採用之主要會計政策茲列如下：

綜合基準

綜合財務報表乃將本公司及其附屬公司截至每年三月三十一日之財務報表合併計算。

年內收購或出售之附屬公司之業績，乃由收購生效日起或截至出售生效日止(視情況而定)計入綜合收益表。

集團內公司間之一切重大交易、結餘及現金流量均已於綜合賬目時對銷。

於附屬公司之投資

於附屬公司之投資按成本減任何已確認減值虧損計入本公司資產負債表。

商譽

綜合賬目時所產生之商譽，指收購成本超逾收購聯營公司當日本集團佔聯營公司已確認資產及負債之公平值之差額。

商譽撥充資本以直線法按可使用經濟年期攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。

聯營公司權益

綜合收益表包括本集團於年內應佔聯營公司收購後業績。於綜合資產負債表內，聯營公司權益則按本集團應佔聯營公司之資產淨值入賬。

本公司乃按年內已收及應收股息將聯營公司之業績入賬。在本公司之資產負債表內，於聯營公司之投資乃按成本減任何已確認減值虧損入賬。

1. 一般資料

本公司於一九九三年六月八日在百慕達註冊成立為獲豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。

本集團之主要業務為製造及銷售液晶體顯示器（「液晶體顯示器」）及持有投資物業。

本公司主要附屬公司之主要業務載於附註16。

2. 採納香港財務報告準則

於本年度，本集團首次採用以下由香港會計師公會頒佈之香港財務報告標準。該標準包括會計實務準則及香港會計師公會通過之解釋。

會計實務準則第12號（經修訂） 所得稅

本年度內，本集團採納會計實務準則第十二號（經修訂）「所得稅」。該準則主要影響遞延稅項。於過往期間，遞延稅項乃按收益表負債法作部份撥備，即由於時差所產生之稅項（除那些預期不會於可預見將來回撥之時差外）均會被確認為負債。會計實務準則第十二號（經修訂）要求企業採用資產負債表負債法，即將所有在財務報表之資產及負債的賬面值與其相關之稅基兩者的短暫差異（除有限例子外）確認為遞延稅項。會計實務準則第十二號（經修訂）並無過渡條款，該新會計政策已被追溯應用。二零零三年的比較數字已相應地重新列報。基於此項政策改變，二零零三年四月一日之承前虧絀結餘增加635,000港元（二零零二年四月一日之保留溢利減少49,000港元），而截至二零零四年三月三十一日止年度之溢利則增加515,000港元（截至二零零三年三月三十一日止年度之虧損增加586,000港元）。

	二零零四年 千港元	二零零三年 千港元
融資活動		
銀行貸款增加	**11,496**	146,269
應付聯營公司款項增加	**3,917**	–
（償還）新增信託票據貸款	**(12,362)**	8,112
已付利息	**(2,993)**	(1,393)
融資活動所得現金淨額	**58**	152,988
現金及現金等值項目之（減少）增加淨額	**(5,712)**	4,751
年初之現金及現金等值項目	**15,684**	10,933
年終之現金及現金等值項目	**9,972**	15,684
即：		
銀行結餘及現金	**10,270**	15,959
銀行透支	**(298)**	(275)
	9,972	15,684

綜合現金流動表 截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
經營業務			
經營溢利(虧損)		**59,152**	(20,548)
調整：			
折舊及攤銷		**23,195**	17,423
投資買賣證券之未變現(收益)虧損		**(22,682)**	17,334
出售投資買賣證券之收益		**(17,899)**	–
股息收入		**(1,737)**	(2,990)
投資物業重估增值		**(608)**	(520)
出售物業、廠房及設備之(收益)虧損		**(74)**	96
利息收入		**(56)**	(1,335)
會所債券之減值虧損		**–**	500
營運資金變動前之經營現金流量		**39,291**	9,960
存貨(增加)減少		**(4,843)**	1,208
貿易及其他應收款項增加		**(23,551)**	(4,453)
應收票據增加		**(2,888)**	(813)
貿易及其他應付款項增加		**25,373**	9,068
應付票據增加(減少)		**1,561**	(724)
經營業務所產生之現金		**34,943**	14,246
已付香港利得税		**(9)**	(7)
已付中華人民共和國(「中國」)所得税		**–**	(849)
經營業務所得現金淨額		**34,934**	13,390
投資活動			
出售投資買賣證券之所得款項		**49,568**	–
已收股息		**2,768**	1,574
出售物業、廠房及設備之所得款項		**185**	51
已收利息		**56**	1,335
購買物業、廠房及設備		**(47,723)**	(52,649)
於聯營公司之投資		**(40,000)**	–
購買廠房及設備所付按金增加		**(5,558)**	(3,328)
持作投資用途之銀行存款減少		**–**	164,731
出售附屬公司之已收所得款項	8	**–**	805
購買投資物業		**–**	(191,230)
購買買賣證券投資		**–**	(82,916)
投資活動所耗現金淨額		**(40,704)**	(161,627)

	股本 千港元	股份溢價 千港元	資本儲備 千港元	資本贖回儲備 千港元	投資物業重估儲備 千港元	換算儲備 千港元	保留溢利（虧絀） 千港元	合計 千港元
本集團								
於二零零二年四月一日								
－如前所述	208,713	147,303	2,125	1,347	–	–	3,278	362,766
－前期調整（*附註2及26*）	–	–	–	–	–	–	(49)	(49)
－重列	208,713	147,303	2,125	1,347	–	–	3,229	362,717
年內虧損	–	–	–	–	–	–	(23,062)	(23,062)
於二零零三年三月三十一日及二零零三年四月一日	208,713	147,303	2,125	1,347	–	–	(19,833)	339,655
投資物業重估增值（*附註15*）	–	–	–	–	61,292	–	–	61,292
因換算聯營公司財務報表而產生且未於財務報表確認之匯兑差額	–	–	–	–	–	(9)	–	(9)
年內溢利	–	–	–	–	–	–	54,219	54,219
於二零零四年三月三十一日	**208,713**	**147,303**	**2,125**	**1,347**	**61,292**	**(9)**	**34,386**	**455,157**

於二零零四年三月三十一日，本集團之保留溢利包括本集團聯營公司之虧絀819,000港元（二零零三年：無）。

本集團之資本儲備結餘乃指所收購附屬公司之股本總面值與一九九三年本公司股份上市前進行集團重組時因收購而發行之本公司股份之總面值之差額，並已計及將集團重組前因發行附屬公司股份而產生之股份溢價之有關數額重新歸入資本儲備，以及過往年度削減股本時出現之儲備變動。

資產負債表 於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於附屬公司之投資	*16*	**83,384**	83,384
應收附屬公司款項	*17*	**289,744**	230,638
於聯營公司之投資	*18*	**40,000**	—
		413,128	314,022
流動資產			
其他應收款項		**190**	189
銀行結餘及現金		**88**	88
		278	277
流動負債			
其他應付款項		**370**	753
應付附屬公司款項		**286**	286
		656	1,039
流動負債淨額		**(378)**	(762)
		412,750	313,260
股本及儲備			
股本	*27*	**208,713**	208,713
儲備	*28*	**204,037**	104,547
		412,750	313,260

董事
方鏗

董事
李國偉

綜合資產負債表 於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
非流動資產			
物業、廠房及設備	14	**152,806**	128,389
投資物業	15	**254,900**	193,000
購入廠房及設備之按金		**8,886**	3,328
聯營公司權益	18	**39,172**	—
會所債券	19	**1,459**	1,459
		457,223	326,176
流動資產			
存貨	20	**77,154**	72,311
貿易及其他應收款項	21	**93,736**	71,216
應收票據		**4,604**	1,716
投資買賣證券	22	**56,595**	65,582
銀行結餘及現金		**10,270**	15,959
		242,359	226,784
流動負債			
貿易及其他應付款項	23	**78,533**	52,777
應付票據		**2,548**	987
應付聯營公司款項	24	**3,917**	—
應付税項		**1,244**	—
銀行借款－一年內到期	25	**22,094**	46,151
		108,336	99,915
流動資產淨值		**134,023**	126,869
總資產減流動負債		**591,246**	453,045
非流動負債			
銀行借款－一年後到期	25	**135,969**	112,755
遞延税項	26	**120**	635
		136,089	113,390
		455,157	339,655
股本及儲備			
股本	27	**208,713**	208,713
儲備		**246,444**	130,942
		455,157	339,655

第13至48頁所載之財務報表已於二零零四年七月十五日經董事會批准，並由下列董事簽署：

董事
方鏗

董事
李國偉

綜合收益表 截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
營業額	4及5	**308,187**	273,181
銷售成本		**(257,066)**	(245,913)
毛利		**51,121**	27,268
其他經營收入		**4,369**	7,293
投資物業重估增值	15	**608**	520
銷售及分銷開支		**(12,607)**	(9,381)
行政開支		**(24,920)**	(28,414)
出售投資買賣證券之收益		**17,899**	–
投資買賣證券之未變現收益(虧損)		**22,682**	(17,334)
會所債券之減值虧損		**–**	(500)
經營溢利(虧損)	6	**59,152**	(20,548)
融資成本	7	**(3,376)**	(1,393)
分佔聯營公司業績		**(819)**	–
出售附屬公司之收益	8	**–**	70
除税前溢利(虧損)		**54,957**	(21,871)
所得税開支	11	**738**	1,191
本年度溢利(虧損)		**54,219**	(23,062)
股息	12	**10,435**	–
每股盈利(虧損)	13		
基本		**5.20仙**	(2.21仙)

Deloitte.
德勤

致億都(國際控股)有限公司股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第13至48頁按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司之董事須編製真實與公平之財務報表。在編製該等真實與公平之財務報表時,董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果,對該等財務報表發表獨立意見,並依據百慕達公司法第90條僅向作為法人團體之股東報告吾等之意見,此外並無其他用途。本行概不就本報告之內容而對任何其他人士負責或承擔任何責任。

意見之基礎

本行已按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及是否貫徹應用並充份披露該等會計政策。

本行在策劃及執行審核工作時,均以取得一切本行認為必需之資料及解釋為目標,使本行能獲得充份之憑證,就該等財務報表是否存有重要錯誤陳述,作出合理之確定。在表達意見時,本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信本行之審核工作已為下列之意見建立合理之基礎。

意見

本行認為上述財務報表真實與公平地反映 貴公司與 貴集團於二零零四年三月三十一日之財務狀況及 貴集團於截至該日止年度之溢利及現金流量,並已按照香港公司條例之披露要求妥善編製。

Deloitte Touche Tohmatsu

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零四年七月十五日

購買股份或債券之安排

本公司或其任何附屬公司概無於年內任何時間訂立任何安排，致使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

主要股東

除上文所披露有關若干董事之權益外，本公司根據證券及期貨條例第336條所存置之主要股東登記冊所示，於二零零四年三月三十一日，概無任何人士擁有本公司已發行股本之須予公佈權益。

優先購買權

本公司細則或百慕達法例並無載列有關優先購買權之規定，故本公司毋須按比例向現有股東配發新股。

買賣或贖回本公司上市證券

本公司或其任何附屬公司於年內概無買賣或贖回本公司之上市證券。

企業監管

除本公司之獨立非執行董事並無指定任期，而須遵照本公司細則之規定在本公司股東週年大會上輪值退任及重選連任外，本公司於截至二零零四年三月三十一日止整個年度內一直遵守聯交所證券上市規則附錄14所載之最佳應用守則。

核數師

本公司將於股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

代表董事會

行政總裁
李國偉

香港
二零零四年七月十五日

董事*(續)*

在即將舉行之股東週年大會上獲提名連任之董事，概無訂立任何不可於一年內由本集團終止而毋須賠償(法定賠償除外)之服務合約。

獨立非執行董事須根據本公司細則之規定輪流退任。

董事之股份權益

於二零零四年三月三十一日，本公司各董事及彼等之聯繫人士按照證券及期貨條例第352條而存置之登記冊所示，或根據上市公司董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之本公司及其相聯法團股份權益如下：

本公司每股面值0.20港元之普通股

	所持已發行普通股數目			佔本公司已發行股本百分比		
董事姓名	個人權益	公司權益	總計	個人權益	公司權益	總計
方鏗先生	20,130,000	697,692,368 *(附註)*	717,822,368	1.93%	66.86%	68.79%
李國偉先生	17,318,013	697,692,368 *(附註)*	715,010,381	1.66%	66.86%	68.52%

附註： 方鏗先生實益擁有Antrix Investment Limited之51%權益，而李國偉先生則實益擁有Antrix Investment Limited餘下49%權益。Antrix Investment Limited擁有697,692,368股本公司股份。

除上文所披露者外，於二零零四年三月三十一日，本公司董事或彼等之聯繫人士概無於本公司或其任何相聯法團持有任何股份、相關股份或債券權益或短倉。

購股權

本公司購股權計劃之詳情載於財務報表附註32。

董事之合約權益

本公司或其任何附屬公司概無訂立於本年度年結日或年內任何時間有效而本公司之董事於其中直接或間接擁有重大權益之重要合約。

董事會報告書

董事會謹此提呈截至二零零四年三月三十一日止年度之年報及經審核財務報表。

主要業務

本公司乃一家投資控股公司。各主要附屬公司之業務載於財務報表附註16。

業績及分派

本集團截至二零零四年三月三十一日止年度之業績載於第13頁之綜合收益表。

董事現擬向二零零四年八月二十七日名列股東名冊之股東派付末期股息每股普通股1港仙(即合共10,435,000港元)。

物業、廠房及設備

本集團於年內分別以大約2,200,000港元、1,300,000港元及24,900,000港元之價格購買傢俬及裝置、辦公室設備與廠房及機器。此外，本集團以大約18,600,000港元之價格購置機器，有關機器於結算日仍在安裝中。

上述事項及年內本集團物業、廠房及設備之其他變動詳情載於財務報表附註14。

投資物業

年內本集團之投資物業變動詳情載於財務報表附註15。

董事

本年度及截至本報告刊發當日本公司之董事如下：

執行董事：

方鏗先生
李國偉先生
林錦祥先生 (於二零零四年五月十三日辭任)

獨立非執行董事：

田北俊先生
朱知偉先生
劉源新先生 (於二零零四年五月十三日獲委任)

根據本公司細則第86(2)及第87條之規定，李國偉先生及劉源新先生將會退任，惟彼等合資格膺選連任。

年終之負債比率(即銀行借貸與資產淨值之比率)為35%。

本集團並無面對任何重大匯率波動風險。

主要客戶及供應商

主要供應商及客戶應佔本集團採購額及營業額之百分比如下:

	二零零四年	二零零三年
向本集團最大供應商採購之百分比	**15%**	13%
向本集團五大供應商採購之百分比	**53%**	53%
本集團最大客戶所佔營業額之百分比	**6%**	8%
本集團五大客戶所佔營業額之百分比	**19%**	28%

由於本集團客戶多元化,本集團五大客戶之營業額佔總營業額之百分比較二零零三年減少。

於二零零四年三月三十一日,概無董事、彼等聯繫人士或就董事所知擁有本公司5%以上股本之任何股東於本集團五大客戶及/或五大供應商擁有任何實際權益。

僱員及酬金政策

本集團員工之薪酬政策及待遇乃參考市場條款及行業慣例而釐定。此外,酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

鳴謝

本人謹此代表董事會,就全體員工於過去一年之努力,以及股東、寶貴客戶及供應商一直以來之支持致以衷心謝意。



主席
方鏗

二零零四年七月十五日

本集團於二零零四年一月底購入以北京為基地之北京維信諾科技有限公司(「維信諾」)34.45%實際權益。特別一提，由清華大學企業集團全資擁有之清華控股有限公司持有維信諾其中15.53%權益。維信諾之主要業務為開發、生產及推銷有機電激發光顯示器(「OLED」)。OLED為新一代平面顯示器，被公認為創新顯示器技術，預期將廣泛應用於電訊、影音設備及各類儀器。本集團投資維信諾將有助將業務擴展至高效能及彩色顯示產品市場。

前景

展望未來，本集團已作好準備，克服面前挑戰。本集團矢志成為世界級顯示器供應商，將借助本身之強大銷售隊伍，以及透過不斷投資硬件設備及培育人才，達成目標。首先，本集團具備強大之銷售隊伍，負責逾400名客戶之廣闊銷售網絡，加上在美國、歐洲、日本、台灣及韓國新成立之海外銷售分支，有助開拓來自不同地區及行業之客源。第二，本集團擴大液晶體顯示器之產品種類，除扭轉向列型(「TN」)外，亦包括高度扭轉向列型(「HTN」)、超扭轉向列型(「STN」)及液晶體顯示器模組(「LCM」)。過去兩個財政年度，本集團投放相當大量資源改善生產設備。液晶體顯示器方面，本集團已裝置兩條STN產品全自動化生產線。LCM方面，本集團在江門開設新廠房，添置生產Chip on Glass、Chip on Board及帶式自動貼裝技術(「TAB」)之生產設施，藉以提高生產能力。至於人力資源方面，本集團已委聘多名經驗豐富之STN及LCM專家，促進擴展計劃。作為全球主要液晶體顯示器供應商之一，本集團實力充足，可提供各類顯示器相關產品。此外，上文所述本集團投資維信諾有利於本集團在平面顯示器行業的長期發展。

流動資金及資本來源

年內，本集團投資共88,000,000港元收購於聯營公司之權益及廠房與設備等固定資產。上述開支主要由內部營運資金及出售上市證券投資所得款項撥付。因此，本集團之銀行結餘及現金由16,000,000港元減至10,000,000港元。本集團之流動比率及速動比率分別為2.2倍(二零零三年：2.3倍)及1.5倍(二零零三年：1.5倍)。流動資金狀況仍然穩健。

於二零零四年三月三十一日，本集團持有總資產700,000,000港元，資金來自負債245,000,000港元及股東資金455,000,000港元。

本集團有銀行信貸額317,000,000港元，已動用其中161,000,000港元：113,000,000港元用作購買物業及其餘48,000,000港元用作本集團之營運資金。



本人謹此提呈億都(國際控股)有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零四年三月三十一日止年度年報。

業務回顧

截至二零零四年三月三十一日止年度,本集團錄得營業額308,000,000港元。不計投資物業所得租金收入約14,000,000港元,則液晶體顯示器(「液晶體顯示器」)及其他產品之營業額為294,000,000港元(二零零三年:268,000,000港元),較去年增加10%。不計租金收入之毛利由22,000,000港元增至37,000,000港元。計入投資買賣證券已變現與未變現收益及投資物業所得租金收入後,本年度溢利總額為54,000,000港元(二零零三年:虧損23,000,000港元)。

本年度,本集團經營之市場一直激烈競爭。二零零三年三月至六月爆發沙士,不但使客戶需求減少,亦阻礙本集團市場推廣活動之推行。加上有不少新供應商加入,液晶體顯示器產品之售價全年持續受壓。然而,本集團推出多項提高毛利的措施。首先,二零零二年新裝置之自動化生產線全面運作後,年內產量及效率均大幅提升。第二,透過新穎之設計及嶄新之生產程序,本集團成功在市場推出若干液晶體顯示器產品,與一般液晶體顯示器比較,由於具有特別功能,因此價值及利潤均較高。第三,由於本集團積極加強物料監控,使物料成本有所下降。

按本公司致股東截至二零零三年三月三十一日止年度之年報所述,本集團於年內斥資約83,000,000港元投資香港多間藍籌公司之證券,並動用191,000,000港元購買位於香港中環黃金地段一項商務物業(「物業」)。上述投資表現理想,為本集團帶來龐大溢利。本集團於截至二零零四年三月三十一日止年度錄得投資買賣證券已變現與未變現收益分別約18,000,000港元及23,000,000港元。本集團現持有作長期投資之投資物業,為本集團提供穩定收入。年內,所得租金收入約14,000,000港元。此外,根據專業估值,該物業之市值出現增值62,000,000港元。

蕭宏適，42歲，本集團之高級經理，主要負責STN生產線及LCM生產的管理，彼具有逾6年生產Color STN、FSTN、STN和Module的經驗，曾於台資LCD廠工作，主要從事LCD和LCM生產管理和規劃生產流程。蕭先生於二零零三年加入本公司。

邱嬋真，39歲，負責LCD STN產品製造之高級經理，擁有11年馬來西亞、新加坡及中國LCD經驗。邱女士於二零零四年加入本集團。

賈秀娟，41歲，本集團之高級經理，負責東莞業務行政管理工作。彼在企業財務及行政人事管理方面擁有一定的經驗，具有中國會計師資格，畢業於廣東省社會科學院研究生班，主修經濟管理。賈小姐於一九九九年加入本集團。

高層管理人員

雷萬笙，60歲，本集團之執行副總裁，負責液晶體顯示器(「LCD」)製造及新產品裝備之開發與裝設。彼於美國阿利桑那州立大學修讀機械工程及工商管理課程。彼擁有逾27年之LCD業務經驗。

尹惠德，52歲，為億都液晶片有限公司之執行副總裁。彼在製造LCD產品方面具有逾27年經驗。尹先生持有台灣國立成功大學電機工程學位，後在英國Brunel University取得物理學碩士學位。彼具有英國物理學會特許物理學家資格。尹先生於一九八八年加入本集團。

梁子權，41歲，億都液晶片有限公司之執行副總裁。彼畢業於香港中文大學，主修會計學；並持有澳洲Monash University工商管理碩士學位。彼現時為澳洲執業會計師公會會員。彼於營運及財務管理方面具有豐富經驗。

許欽華，52歲，負責江門LCD及LCM Module(「LCM」)業務之副總裁，持有會計學士學位，擁有19年之LCD業務經驗。彼於其之前任職之一家具領導地位之LCD公司擔任多個方面之高級職務，包括財務、廠房行政及營運。彼亦於分銷及銷售LCD及LCM產品之歐洲及美國市場擁有豐富經驗。許先生於二零零二年加入本集團。

韓羽忠，47歲，負責東莞工廠LCD產品製造業務之副總裁。彼在電子業累積逾24年經驗。韓先生於一九九零年加入本集團。

李正國，40歲，負責江門LCD及ITO導電玻璃產品製造業務之副總裁，畢業於華中理工大學電機工程專業，具有逾15年真空鍍膜經驗，於一九九七年加入本集團。

林翠萍，39歲，本集團之高級經理，負責STN的工藝開發、制程、生產及技術等工作，彼畢業於台灣成功大學，化學碩士，專長於產品開發與生產制程技術，具有逾12年LCD開發及生產經驗，林小姐於二零零三年加入本集團。

馬奇珠，40歲，本集團之高級經理，負責銷售及市場推廣。馬女士於一九九七年加入本集團。

董事及高層管理人員

執行董事

方鏗太平紳士，65歲，本集團之主席，持有麻省理工化學工程碩士學位。方先生現任肇豐針織有限公司主席及香港多間私人及上市公司董事之職。方先生於一九九五年八月加入本公司出任董事。

李國偉，46歲，本集團之行政總裁兼本公司執行董事。彼畢業於香港大學，主修商業管理，於銀行及公司財務方面擁有豐富經驗。李先生亦為卓凌融資有限公司之董事，該公司從事管理顧問及直接投資。李先生於一九九五年十一月加入本集團。

獨立非執行董事

立法會議員田北俊GBS，太平紳士，57歲，持有San Jose State University化學工程碩士學位。田先生現任萬泰控股有限公司主席、Manhattan Garments Holdings Limited董事長及多間私人公司董事。田先生現為香港總商會之立法會代表，亦擔任自由黨主席及全國政協委員。田先生於一九九七年六月加入本公司出任獨立非執行董事。

朱知偉，52歲，在電子業擁有逾32年經驗。朱先生於一九九八年八月加入本公司出任獨立非執行董事。

劉源新，49歲，持有加拿大University of Windsor商業學士學位，擁有多年銀行及投資經驗。於一九九四年九月至一九九六年十二月期間，劉先生曾任加拿大國家銀行亞洲區副總裁及香港分行總經理。劉先生亦為香港多間上市公司之董事。劉先生於二零零四年五月加入本公司，擔任獨立非執行董事。

公司秘書

劉紹基，46歲，本集團公司秘書，畢業於香港理工學院，為特許公認會計師公會(「ACCA」)及香港會計師公會資深會員，曾於多間香港上市公司任職，經驗豐富。劉先生於二零零四年五月加入本公司。

董事會

方　鏗太平紳士
李國偉先生
田北俊GBS，太平紳士*
朱知偉先生*
劉源新先生*

* *獨立非執行董事*

公司秘書

劉紹基先生

核數師

德勤 • 關黃陳方會計師行

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

總辦事處及主要營業地點

香港新界
葵涌華星街2-6號
安達工業大廈7樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

主要往來銀行

花旗銀行
香港花園道3號
花旗銀行廣場
花旗銀行大廈47樓

香港上海滙豐銀行有限公司
香港
皇后大道中1號

恒生銀行有限公司
香港
德輔道中83號

法國巴黎銀行
香港分行
香港
皇后大道中28號
中滙大廈4-18樓

廖創興銀行有限公司
香港
干諾道西181-183號
滙港中心1字樓

目錄

二零零四年年報


4

YB

意都（國際控股）有限公司

（於百慕達註冊成立之有限公司）